The
                           [Logo]     WellCare
                                      Management
                                      Group, Inc.
                                      ------------------------------------------
                                      1997 Annual Report

                                      [Graphic: Photograph of
                                       Corporate Headquarters]

         Table of Contents


Letter to Shareholders ......................................................  2

Selected Consolidated Financial Data ........................................  4

Management's Discussion and Analysis of Financial Condition
    and Results of Operations ...............................................  6

Report of Deloitte & Touche LLP, Independent Auditors ....................... 15

Consolidated Balance Sheets as of December 31, 1997 and 1996 ................ 16

Consolidated Statements of Operations for the years ended
   December 31, 1997, 1996 and 1995 ......................................... 19

Consolidated Statements of Shareholders' Equity for the years ended December 31, 1997, 1996 and 1995 ................................... 20

Consolidated Statements of Cash Flows for the years ended
   December 31, 1997, 1996 and 1995 ......................................... 22

Notes to Consolidated Financial Statements .................................. 23



Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this annual report that are not historical facts are forward-looking statements, actual results may differ materially from those projected in the forward-looking statements which statements involve risks and uncertainties, including but not limited to, the following: that increased regulation will increase health care expenses; that increased competition in the Company's markets or change in product mix will unexpectedly reduce premium revenue; that the Company will not be successful in increasing membership growth; that there may be adverse changes in Medicare and Medicaid premium rates set by federal and state governmental agencies; the ability to satisfy statutory net worth requirements; the exercise of the existing this party option to merge with the owner and manager of the Alliances; that health care costs in any given period may be greater than expected due to unexpected incidence of major cases, natural disasters, epidemics, changes in physician practices, and new technologies; that the Company will be unable to successfully expand its operations into its recently approved service areas, including New York City, Westchester County and State of Connecticut; that major health care providers will be unable to maintain their operations and reduce or eliminate their accumulated deficits; and the Company's ability to continue as a going concern. Investors are also directed to the other risks discussed in the Company's Form 10-K for the year ended December 31, 1997, as well as other documents filed by the Company with the Securities and Exchange Commission.

         Letter to Shareholders


[Graphic:                 April 24, 1998
Photograph]
Robert W. Morey, Jr.
Chairman                  To our Shareholders:


                              The year 1997 was a very challenging one; it was a
                          year  of  problems,  but  more  importantly  a year of
                          solutions.  We believe that our  infrastructure is now
                          in  place  in  all  areas:  premiums,  product  lines,
                          geographic  coverage,  medical cost  through  provider
                          recontracting and utilization management,  and general
                          and administrative expenses.
[Graphic:
Photograph]
Joseph R. Papa                While commercial  membership declined in 1997, we,
President/CEO             where necessary,  in late 1997 adjusted our commercial
                          premium rates to be  competitive  within our principal
                          markets.   We  believe  that  such   adjustments  have
                          positioned  the Company to increase  1998 New York HMO
                          premiums   rates   within  the   guidelines   recently
                          announced by the New York State Insurance  Department.
                          The  recent  addition  of  Tom  Curtin,  as  our  Vice
                          President of Sales and  Marketing,  and the  increased
                          efforts in  telemarketing  and selling efforts focused
                          on small and  mid-size  employer  groups  should  also
                          benefit our future  commercial  membership  growth. We
                          also  are  pleased  with  our  continuing  Connecticut
                          initiative:   commercial  enrollment  there  currently
                          exceeds 4,000  members,  an increase of  approximately
                          2,200 members from December 31, 1997.


                              WellCare  now  operates in 25 counties in New York
                          State, including four of the five counties in New York City, and statewide in Connecticut. In 1997, we also received approval from HCFA to expand the Medicare Risk Program into New York City. At year-end, our Medicare Risk Product reached 17 counties and is available to approximately 1.5 million eligible enrollees.


                              In order to improve  our  medical  cost  economics
                          during 1997, our New York HMO's contractual arrangements focused the Plan on our assuming risk. By year-end, most of the significant hospital contracts had been recontracted. In addition, 1997 was our first full year utilizing a new claims management system, which tracks a daily inventory of hospital days and patient stays by line of business. Further, virtually all claims are immediately entered into the claims inventory providing for a more timely pended claims liability accounting.

                              Although  still  encumbered  by  continuing  legal
                          costs associated with litigation and related matters, our general and administrative costs are now at the lowest level in many years. Our current full-time equivalent employees have been reduced to levels that are in line with industry ratios.


                              While  our  auditors   included  a  going  concern
                          paragraph in their opinion on our 1997 financial statements, primarily because of our continuing operating losses and cash used in operations, we believe that the year 1998 has great promise. The Company announced in early January 1998 that The 1818 Fund II, L.P., a private investment fund managed by Brown Brothers Harriman & Co., that holds a $20 million subordinated note issued by WellCare, agreed to convert $5 million of that indebtedness into the Company's Common Stock at $4 per share. We are confident that our operations will continue to improve to profitability, and that our recent engagement of Bear Stearns & Co., Inc. to explore strategic opportunities is well timed and should present opportunities to enhance shareholder value.


                              In   closing,   we   want   to   acknowledge   the
                          extraordinary effort of our present staff in addressing the many problems of a turn around. We also wish to thank our medical providers, employer groups, members and shareholders for their continued support.


                                                       Sincerely,


                                                       /s/ Robert W. Morey, Jr.
                                                       ------------------------
                                                       Robert W. Morey, Jr.
                                                       Chairman

                                                       /s/ Joseph R. Papa
                                                       ------------------------
                                                       Joseph R. Papa
                                                       President/CEO

         Selected Consolidated Financial Data

STATEMENT OF OPERATIONS DATA:
(in thousands, except per share data)
                                                              Year Ended December 31,
                                           ----------------------------------------------------------

                                             1997         1996         1995        1994       1993(1)
                                            ------       ------       ------      ------     --------
Revenue:
   Premiums earned ....................   $ 142,115    $ 157,156    $ 144,518   $ 120,411   $  72,905
   Interest and other income ..........       1,755        3,930        8,031       2,171       3,417
                                          ---------    ---------    ---------   ---------   ---------
Total revenue .........................     143,870      161,086      152,549     122,582      76,322
                                          ---------    ---------    ---------   ---------   ---------
Expenses:
   Medical expenses ...................     126,251      135,957      115,560      98,411      58,471
   General and administrative .........      34,485       39,334       30,279      15,599       9,641
   Depreciation and
     amortization expenses ............       3,624        3,254        2,292       1,611         761
   Interest and other expenses ........       1,652        2,361        1,629       1,099       1,331
                                          ---------    ---------    ---------   ---------   ---------
Total expenses ........................     166,012      180,906      149,760     116,720      70,204
                                          ---------    ---------    ---------   ---------   ---------
(Loss)/income before income taxes and
   change in accounting principle .....     (22,142)     (19,820)       2,789       5,862       6,118
(Benefit)/provision for income taxes (2)         --       (8,038)       1,116       2,403       2,533
                                          ---------    ---------    ---------   ---------   ---------
(Loss)/income before change in
   accounting principle ...............     (22,142)     (11,782)       1,673       3,459       3,585
Change in accounting principle (3) ....          --           --           --          --       1,063
                                          ---------    ---------    ---------   ---------   ---------

Net (Loss)/income .....................   $ (22,142)   $ (11,782)   $   1,673   $   3,459   $   4,648
                                          =========    =========    =========   =========   =========

(Loss)/earnings per share:
 Basic:
    (Loss)/income before change
      in accounting principle .........   $   (3.52)   $   (1.87)   $    0.27   $    0.56   $    0.72
    Change in accounting principle (3)           --           --           --          --        0.21
                                          ---------    ---------    ---------   ---------   ---------
    Net (Loss)/income ................    $   (3.52)   $   (1.87)   $    0.27   $    0.56   $    0.93
                                          =========    =========    =========   =========   =========


Weighted average shares
  of Common Stock outstanding .........       6,299        6,296        6,250       6,224       4,995
-----------------------------
 Diluted:
    (Loss)/income before
      change in accounting principle ..   $   (3.52)   $   (1.87)   $    0.26   $    0.54   $    0.71
    Change in accounting principle (3).          --           --           --          --        0.21
                                          ---------    ---------    ---------   ---------   ---------
    Net (Loss)/income ................    $   (3.52)   $   (1.87)   $    0.26   $    0.54   $    0.92
                                          =========    =========    =========   =========   =========
    Weighted average shares
      of Common Stock and Common Stock
      equivalents outstanding ..........         (5)          (5)       6,396       6,354       5,025

Balance Sheet Data:
(in thousands)
Working capital/(deficiency)              $  (5,115)   $  11,172     $ 12,733    $  4,776    $  9,582
Total assets                                 52,538       71,340       72,011      57,793      49,947
Long-term debt                               25,852       26,467       19,209       6,336       5,982
Total liabilities                            54,389       51,066       40,207      28,486      23,850
(Deficiency in assets)/
  Shareholders' equity (4)                   (1,851)(4)   20,274       31,804      29,307      26,097
------------------------
(1) During 1993, the Company acquired Mid-Hudson Health Plan, Inc.
(2) Continuing  operating losses during 1997 resulted in additional deferred tax benefits of approximately $7.8 million.  Although  management  believes that profitable  operations  will be achieved in 1998, the Company has provided a
    100%  valuation  allowance  with  respect to these  additional  deferred tax assets in view of their size and length of the expected  recoupment  period.
    (See Note 13 of Notes to Consolidated Financial Statements).
(3) Cumulative   effect  of  a  change   in   accounting   principle   upon  the
    implementation  of  Statement  of Financial  Accounting  Standards  No. 109,
    "Accounting for Income Taxes".
(4) In  January  1998,  The 1818 Fund II,  L.P.  agreed to  convert,  subject to regulatory approval,  $5 million of the Company's  subordinated  convertible
    debt  into  1,250,000   shares  of  the  Company's  Common  Stock.  If  this
    transaction had occurred in December 1997, the Company's shareholders equity would  have been  $3,149.  (See Note 12 of Notes to  Consolidated  Financial
    Statements).
(5) Weighted average shares of common stock and common stock equivalents are not shown as the effect on per share would be anti-dilutive. 5

       Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

     The WellCare Management Group, Inc.'s ("WellCare" or the "Company") financial statements have been prepared assuming that the Company will continue as a going concern. The auditors' report states that "the Company's recurring losses from operations, cash used in operations, deficiency in assets at December 31, 1997 and failure to maintain 100% of the contingent reserve requirement for the New York State Department of Insurance ("NYSID") at December 31, 1997 raise substantial doubt about its ability to continue as a going concern." (See Consolidated Financial Statements).

     Certain statements in this Annual Report on Form 10-K are forward-looking statements and are not based on historical facts but are management's projections or best estimates. Actual results may differ from these projections due to risks and uncertainties. These risks and uncertainties include a variety of factors. The Company's results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing medical costs and other operating expenses. A variety of factors, including competition, changes in health care practices, changes in federal or state laws and regulations or the interpretations thereof, inflation, provider contract changes, new technologies, government-imposed surcharges, taxes or assessments, reductions in provider payments by governmental payors (including Medicare, whereby such reductions may cause providers to seek higher payments from private payors), major epidemics, disasters and numerous other factors affecting the delivery and cost of health care, such as major health care providers' inability to maintain their operations and reduce or eliminate their accumulated deficits, may in the future affect the Company's ability to control its medical costs and other operating expenses. Governmental action (including downward adjustments to premium rates requested by the Company, which could result in adjusted rates lower than premium rates then in effect) or business conditions (including intensification of competition and the other factors described above) could result in premium revenues not increasing to thus offset any increases in medical costs and other operating expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. The expiration, suspension or termination of contracts to provide health coverage for governmental entities or other significant customers would also negatively impact the Company. Due to these factors and risks, no assurance can be given with respect to the Company's premium levels or its ability to control its medical costs.

     Legislative and regulatory proposals have been made at the federal and state government levels related to the health care system, including but not limited to limitations on managed care organizations (including benefit mandates) and reform of the Medicare and Medicaid programs. Such legislative or regulatory action could have the effect of reducing the premiums paid to the Company by governmental programs or increasing the Company's medical costs. Specifically, pending federal budgetary action could reduce the premiums payable to the Company under the Medicare program as compared to previously announced levels. The Company is unable to predict the specific content of any future legislation, action or regulation that may be enacted or when any such future legislation or regulation will be adopted. Therefore, the Company cannot predict the effect of such future legislation, action or regulation on the Company's business.

GENERAL OVERVIEW

     WellCare has instituted programs to increase premium revenue, reduce medical expenses, and reduce general and administrative expenses. Management believes that these initiatives have had a favorable impact in 1997 on the Company's established Commercial and Medicaid programs. Unfavorable trends in the relatively-new Medicare Program, particularly during the fourth quarter of 1997, have partially offset the improvements achieved in the commercial and Medicaid programs.

     The Company has also implemented changes that have reduced general and administrative ("G&A") expenses. Increases in certain non-operating G&A expenses, partially those related to the Securities Litigation, other governmental investigations and non-recurring severance expenses related to downsizing and overall reductions, have partially offset the cost-savings.

     The Company also implemented full time equivalent ("FTE") staff reduction programs in 1996, 1997 and 1998 to reduce the level of general and administrative costs and bring FTE levels in line with industry ratios. FTE's were as follows:

                    December 31, 1995         407
                    December 31, 1996         300
                    December 31, 1997         288
                    March 13, 1998            227

     WellCare's principal source of revenue is premiums earned from WellCare of New York, Inc. ("WCNY") and WellCare of Connecticut, Inc. ("WCCT"), (the
"WellCare HMOs"), while interest and other income consists of management and administrative fees, interest and investment income, reimbursements from certain third-party insurers, contributions, rental income and miscellaneous service income. Premium revenues represented 99% of the Company's total revenue for the year ended December 31, 1997, and had grown substantially since the Company's inception through 1996 as a result of increases in both HMO membership and premium rates. Premiums revenues declined in 1997 reflecting reduced commercial HMO membership. In addition, management and administration fee income decreased significantly in 1997.

     Medical expenses consist of the hospital charges, physician fees and related health care costs for its members. Medical expenses also include estimates of medical expenses incurred but not yet reported ("IBNR") to the Company, based on a number of factors, including hospital admission data and prior claims experience; adjustments, if necessary, are made to medical expenses in the period the actual claims costs are ultimately determined. The Company believes the IBNR estimates in the Consolidated Financial Statements are adequate; however, there can be no assurance that actual health care claims costs will not exceed such estimates.

     The development of the claims management system that tracks claims on a current basis has been an ongoing priority of the Company. The results of operations depends in large part on the Company's ability to predict, quantify, and manage medical costs. During 1997 the Company instituted procedures which are continually reviewed, modified and enhanced to allow it to measure and project medical costs on a timely basis. A daily inventory of hospital days and patient stays by line of business is maintained by medical management. The speed with which claims are entered into the claims inventory system has steadily improved during the year. Currently, approximately 98% of all claims received are entered and scanned to the claims system within two days of receipt. Claims are then available for examiners to either process, review and approve for payment, pend for additional information from the provider or deny. All claims are entered into the system at charges and evaluated.

     Ongoing studies conducted during the year for the three lines of business have provided the Company with the tools to estimate the percentage of pended claims to be paid relative to submitted charges. All claims paid, payable and pended are evaluated weekly and a projection of ultimate payables is determined. Moreover, procedures are now in place whereby the actual runoff of claims for each of the last twelve months versus the reserve for IBNR and the paid, pended, payable claims are reviewed for accuracy as compared to the original projections. This procedure is intended to allow the Company to continually estimate its unknown claims reserves ("IBNR") more effectively.

     The Company believes that the process of trending the ultimate resolution of paid, payable, and pended claims allows the Company to analyze trends and changes in payments and utilization patterns and, therefore, react to medical costs on a proactive versus a reactive basis. This weekly analysis also allows the Company to prepare detailed data for the Company's independent consulting actuaries to review the Company's IBNR estimation methodology and results.

     The Company seeks to control medical expenses through capitation arrangements with the independent practice associations ("IPAs" or "Alliances") and with non-Alliance/IPA primary care physicians, capitation arrangements with certain specialty providers, and through its quality improvement programs, utilization management and review of hospital inpatient and outpatient services, and educational programs on effective managed care for its providers.

     Effective October 1994, WCNY changed its capitation arrangements with the majority of its providers from capitating primary care physicians with attendant risk-sharing to capitating the Alliances/IPAs comprised of the specialists and previously-capitated primary care physicians. In an effort to improve profitability of the Company and the Alliances, effective September 1996, WCNY entered into a letter of understanding with the Alliances to restructure the capitation arrangements. WCNY reassumed risk for certain previously capitated services, with a corresponding reduction in rates. At December 31, 1996, WCNY capitated the Alliances for all physician services, both primary care and specialty services, on a per member per month ("PMPM") basis for each HMO member associated with an Alliance/IPA except for physician services for certain diagnostics and mental health, which are capitated through regional integrated delivery systems. This restructuring had a minimal impact on medical expenses in 1996. The Alliances/IPAs have operated at an accumulated deficit since inception but have recently instituted measures designed to reduce these deficits, and achieve profitability. The Company has been provided unaudited financial statements which shows profitable operations in the second half of 1997. Although there is no contractual obligation, in the event of continuing losses or increasing deficit by the Alliances/IPAs, the Alliances/IPAs may request increased capitation rates from the Company. Management does not believe that such additional funding should be required and, if requested by the Alliances/IPA, does not intend to provide it. During 1997, the Alliances/IPAs received a $4.0 million cash infusion from an unrelated third-party, which is currently considering the exercise of its option to acquire the IPA holding company.

RESULTS OF OPERATIONS

     The following table provides certain statement of operations data expressed as a  percentage  of total  revenue  and  other  statistical  data for the years indicated:
                                                    YEAR ENDED DECEMBER 31,
                                           ---------------------------------------
                                             1997            1996            1995
                                           -------         -------         -------
Statement of Operations Data:
Revenue:
     Premiums earned                          98.8%           97.5%           94.5%
     Interest and other income                 1.2             2.5             5.5
                                           -------         -------         -------
         Total revenue                       100.0           100.0           100.0

Expenses:
     Hospital services                        25.1            23.1            20.0
     Physician services                       58.5            59.5            51.1
     Other medical services                    4.2             1.7             4.5
                                           -------         -------         -------

         Total medical expenses               87.8            84.3            75.6

     General and administrative               24.0            24.4            19.8
     Depreciation and amortization             2.5             2.0             1.5
     Interest and other expenses               1.1             1.6             1.3
                                           -------         -------         -------
         Total expenses                      115.4           112.3            98.2

(Loss)/income before income taxes            (15.4)          (12.3)            1.8
(Benefit)/provision for income taxes            --            (5.0)            0.7
                                           -------         -------         -------

Net (loss)/income                            (15.4)%          (7.3)%           1.1%
                                           =======         =======         =======
Statistical Data:
 HMO member months enrollment              901,295       1,077,774       1,046,559
 Medical loss ratio(1)                        88.8%           86.5%           80.0%
 General and administrative
  ratio(2)                                    24.0%           24.4%           19.8%
-----------------------------
(1) Total  medical  expenses as a percentage  of premiums  earned;  reflects the combined  rates for  commercial,  Medicaid,  Full Risk Medicare and Medicare supplemental members.
(2) General and administrative expenses as a percentage of total revenue.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Premiums earned in 1997 decreased by 9.6%, or $15.1 million, to $142.1 million from $157.2 million in 1996. Commercial premium revenue decreased 29.6%, or $35.1 million, primarily because of a decrease in member months attributable to the loss in membership. The decline in commercial membership is attributable to WellCare's more stringent application of its credit standards, pursuant to which contracts for non-paying or slow-paying groups were canceled or not renewed, as well as to customers' adverse reaction to the negative publicity received by the Company related to the restatement of its 1994 financial results. The loss of commercial membership in 1997 was also affected by WCNY's non-competitive rates relative to other companies operating within WCNY's marketplace. The rates in effect during 1996 and in the first half of 1997 caused a decline in renewing membership for 1997. During 1997, the Company adjusted its premium rates to be competitive within the principal markets where WCNY operates. The Company believes it is positioned to increase 1998 premium rates and remain competitive in the marketplace. Medicaid premium revenue increased 11.3%, or $3 million, primarily as a result of a 10.4% increase in member months. Medicare premium revenue increased 139.8%, or $17 million, due to a 159% increase in member months, partially offset by a reduction in average per member rates of 7.4%, or $2.3 million. Total member months decreased 16.4% in 1997 to 901,295.

     Interest and other income decreased by 53.8%, or $2.1 million, to $1.8 million in 1997. This decrease is primarily due to reductions in management fees, insurance reimbursements and interest income.

     Medical expenses decreased 7.1% or $9.7 million, to $126.3 million in 1997, from $136.0 million in 1996. There was a 11.1% increase on a PMPM basis and increase as a percentage of premiums earned (the "medical loss ratio") from 86.5% in 1996 to 88.8% in 1997. The decrease in medical expenses from 1996 is primarily due to decreased commercial membership partially offset by increases attributable to a change in product mix. Beginning in the third quarter of 1996 and throughout 1997, the Company made a major effort to improve the medical cost economics of the business. These initiatives principally revolved around renegotiated provider contracts and an improved effort in utilization management. The shift in the percentage of member months attributable to Medicare versus commercial has also affected medical costs. Medical expenses as a percentage of premiums in the commercial and Medicaid lines of business have decreased during the quarters, however; these gains have been offset by higher than anticipated medical costs associated with the expansion of the Medicare business occurring principally in the fourth quarter of 1997.

     The 1997 medical expenses include the following accrual items: a $2.5 million charge for adverse development relating to 1996 medical claims and a $1.7 million charge for the estimated liability related to NYSID's audit of the 1993-1995 demographic pool ($1.2 million) and the 1996 demographic pool, and a $435,000 credit relating to the 1994 restatement. In the absence of such additional  items,  medical  expenses  would have been  $122.5  million  and the medical loss ratio would have been approximately 86.2%. The 1996 medical expenses include the recording, as instructed by NYSID, of medical expense of
(i) approximately  $3.7 million relating to unpaid inpatient hospital claims and
(ii) approximately $2.9 million relating to unpaid claims for the period prior to October 1994. Both of these charges represent obligations which had previously been assumed by the Alliances and for which the Company had no contractual obligation to pay. A percentage of the increase in 1996 medical
expenses  is  also  due  to  a  restructuring  of  the  contractual   capitation
arrangements with the Alliances. As a result of the 1994 prior period restatement, medical expenses in 1996 were reduced approximately $2,423,000 (See
Note 2b of "Notes to Consolidated Financial Statements"). After giving pro forma effect to the impact of the aforementioned changes on 1996, medical expenses in 1996 would have been $134.8 million and the medical loss ratio would have been 85.8%.

     The decision to expand into the Medicare line of business recognized that the early stages of expansion would generate a medical loss ratio in excess of 100% until sufficient membership was achieved. As a result of the renegotiation of many provider contracts from a DRG to a per diem basis and the efforts to improve utilization management, it appeared that the third quarter medical loss ratio for Medicare would generate an adequate profit margin before G&A costs. Expected utilization improvements in the fourth quarter were based on the favorable results of the third quarter, and led management to anticipate a fourth quarter Medicare loss ratio in the range of 90-92%. In late January and early February 1998, additional Medicare claims were received for the third quarter of 1997, beyond the time frame within which the Company had been experiencing with its commercial product. The Company had been receiving greater than 90% of its Medicare claims within 12 weeks of the date of service. The receipt of these additional late claims beyond the 12 week period created a situation whereby the updated third quarter medical loss ratio is approximately 5% higher than originally estimated. Additionally, higher than expected fourth quarter Medicare utilization (together with the third quarter adverse development) generated medical costs approximately $2.2 million above projections.

     General and administrative expenses decreased 11.2%, or $4.4 million, to $34.9 million from $39.3 million in 1996 and decreased as a percent of total revenue (the "G&A ratio") to 24.0% from 24.4% in 1996. The decrease in G&A expenses is the net result of a decrease of $3.2 million in the provision for doubtful trade and other receivables; an increase of $0.3 million in advertising, promotional and communication costs; a decrease of $.9 million in payroll and labor related expenses because of reduced staffing levels; and a decrease of $1.0 million in extraordinary legal and other professional services primarily related to class action litigation. It is anticipated that legal costs will increase during the normal progression of the class action litigation.

     Depreciation and amortization increased by 11.4% or $.4 million, in 1997 due primarily to amortization of preoperational costs associated with service area and product line expansion. Interest and other expenses decreased by 32.1%, or $.8 million, in 1997 due primarily to retirement of bank debt during the fourth quarter of 1996, and the reduction of the annual interest rate in February 1997, on the Subordinated Convertible Note.

     As previously reported in the Form 10-Q for the periods ended September 30, June 30 and March 31, 1997, the quarterly reported results were affected by: legislative actions affecting the amount of recorded Medicaid premium, the effects of estimating the ultimate cost of New York State Demographic Pool Audit assessment for the years 1993-1995 and on 1996, adverse development reported in the 1997 quarters relating to 1996, the operating measures instituted in the third and fourth quarters to speed the processing of claims receipts and reflect expected claim amounts within the claim payment and IBNR process, the writeoff of 1996 and prior years receivable balances and the 1997 impact of the 1994 restatement.

     The following pro-forma (unaudited) table provides supplemental information to assist the reader in evaluating the improvements in operations during 1997. The tables should be read in conjunction with the narrative in the preceding paragraphs.

                                                  1997 Quarters
                                    ---------------------------------------
                                    1st        2nd         3rd       4th            1997
                                    ----       ----        ----      ----           ----
                                                   (unaudited)
REPORTED
--------
Medical loss ratio (1)
   Commercial                       110.7%      81.5%      77.8%      83.3%          89.4%
   Medicaid                          98.3       57.1       77.5       61.7           70.6
   Medicare                         116.3       93.8      112.1      116.8          109.9
      Total                         108.9       78.5       85.0       84.3           88.8
G&A ratio (2)                        26.4       18.4       25.0       26.2           24.0
Pretax margin (3)                   (37.9)       0.3      (12.4)     (13.0)         (15.4)

PRO-FORMA
---------
Medical loss ratio(1)(4)
   Commercial                        89.2       86.6       84.0       81.6           85.6
   Medicaid                          72.1       70.0       70.1       70.6           70.7
   Medicare                         113.4      111.0       98.4      108.0          107.0
      Total                          88.7       87.6       84.2       84.2           86.2
G&A ratio (2)(5)                     20.0       20.0       21.5       23.4           21.2
Pre-tax margin (3)                  (11.4)     (10.3)      (8.1)     (10.4)         (10.1)
------------------------
(1) Total medical expenses as a percentage of premiums earned.
(2) General and administrative expenses as a percentage at total revenue.
(3) (Loss)/income before income taxes as a percentage of total revenue.
(4) Adjusted to reflect medical  expenses for the  non-recurring  effects of the medical expense adjustment described above.
(5) Adjusted to eliminate  non-operating  expenses  pertaining to the Securities
    Litigation,  other  governmental  investigations,   non-recurring  severance
    expenses and for prior years receivable balances.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Premiums earned in 1996 increased 8.7%, or $12.7 million, to $157.2 million from $144.5 million in 1995. This increase was attributable to premiums generated from WCNY's Medicare Risk contract, a new product line started in October 1995, of $12.0 million; a net increase in Medicaid premiums of $6.0 million (principally due to an increase in member months); offset by a $5.3 million reduction in commercial premiums reflecting reduced membership. The decline in commercial membership is substantially attributable to WellCare's more stringent application of its credit standards, pursuant to which contracts for non-paying or slow-paying groups were canceled or not renewed, as well as to customers' adverse reaction to the negative publicity received by the Company related to the restatement of its 1994 financial results. Although Medicaid member months increased, there was a decrease in actual Medicaid membership at December 31, 1996 from December 31, 1995. The decline in Medicaid membership is attributable to the ban on direct enrollment of Medicaid eligibles by any managed care plans from August 1995 through August 1996 in New York City, thereby not offsetting normal Medicaid disenrollments or permitting growth in enrollment during that period, as well as a statewide decrease in the number of individuals eligible for Medicaid which has caused a decrease in the total number of Medicaid eligibles in all managed care organizations. Total member months increased 3% in 1996 to 1,077,774.

     Interest and other income decreased 51.0%, or $8.3 million, to $4.1 million in 1996 due to decreases in WellCare University revenues, management fees, third-party and insurance reimbursements.

     Medical expenses increased 17.7%, or $20.4 million, to $136.0 million in 1996 representing a 14.2% increase on a per member per month basis, and increased medical loss ratio from 80.0% in 1995 to 86.5% in 1996. The increase in the medical loss ratio is due, in large part, to the Company agreeing to record a one-time additional liability in the second quarter of 1996 of approximately $3.7 million resulting from assuming the cost of hospital inpatient care for members, the cost of which had previously been assumed by the Alliances and to the recording of medical expenses of approximately $2.9 million relating to unpaid claims for the period prior to October 1, 1994 (classified as physician services). Both of the aforementioned medical expenses were recorded by WCNY at the instruction of NYSID. Both of these changes represent obligations which had previously been assumed by the Alliances and for which the Company had no contractual obligation to pay. A percentage of the increase in medical expenses is also due to a restructuring of the contractual capitation arrangements with the Alliances. As a result of a prior period restatements, medical expenses in 1996 were reduced approximately $2,423,000 (See Note 2b of "Notes to Consolidated Financial Statements").

     G&A expenses increased 29.9%, or $9.1 million, to $39.3 million in 1996, and the G&A ratio increased to 24.4% in 1996 from 19.8% in 1995. The increase in G&A expenses resulted primarily from increased salaries and benefits of approximately $2.5 million for severance payments, addition of senior management at higher annual compensation levels, and service and product line expansion, an increase of approximately $2.4 million in reserves established for trade accounts receivables and notes and other receivables (including valuation reserves relating to obligations of the buyer of the assets of WellCare Medical Management, Inc. (See Note 4 of "Notes to Consolidated Financial Statements"), an increase of approximately $2.3 million in unusual legal costs and other professional and outside services specifically relating to the class action litigation, and an increase of $1.5 million related to marketing and consulting costs.

     Depreciation and amortization increased by approximately $962,000 to $3.3 million in 1996 as a result of amortization of preoperational costs associated with service area and product line expansions.

LIQUIDITY AND CAPITAL RESOURCES

     In January, 1996, the Company completed a private placement of a subordinated convertible note in the principal amount of $20,000,000 (the "Note") due December 31, 2002, with The 1818 Fund II, L.P., a private equity fund managed by Brown Brothers Harriman & Co. The Company utilized a part of the net proceeds of this private placement to retire a portion of its debt. The Note was amended in February 1997, and subsequently in January 1998, and is convertible into shares of WellCare Common Stock. In January 1998, the Fund agreed to convert $5 million of the Note into 1,250,000 shares of Common Stock of the Company at a conversion price of $4 per share, subject to the anti-dilution adjustment. The conversion requires approval by the New York State Department of Health, which the Company anticipates receiving in the near future. The Note initially accrued interest at 6.0% per annum, amended to 5.5% per annum in 1997 and amended to 8% per annum in 1998. The conversion price after the 1998 amendment is $8 per share for the remaining $15 million debt, and the mandatory redemption percentage is 150%. The Company will also have the right to purchase one half of the shares of the Common Stock and the debt held by the Fund, for $12 million plus accrued interest, if consolidated earnings before taxes are positive for either the second or third quarter of 1998. This right is exercisable after filing the relevant Form 10Q, and prior to December 31, 1998 (See Note 12 of "Notes to Consolidated Financial Statements").

     The Company's requirements for working capital are principally to meet current obligations, fund geographic and product expansion for HMO operations, maintain necessary regulatory reserves, and marketing and product expansion.

     Net cash used by operating activities was approximately $4.8 million in 1997 compared to $4.1 million in 1996. The use of cash in 1997 is principally to fund the cash operating loss of $18.4 million, reduced principally by the cash provided from a $6.9 million decrease in taxes receivable, a reduction in accounts, notes and other receivables of approximately $3.2 million, an increase in payables of $2.6 million and a reduction in restricted cash of $.9 million. The decrease in tax receivables reflects primarily the collection in 1997 of the 1996 income tax refund which resulted from carrying back the 1996 tax operating loss against prior years' income. The Company also realized $.8 million from the sale of investments. Cash used for capital expenditures in 1997 was approximately $.3 million used primarily for expanding and upgrading the Company's information systems.

     Recent legislation by New York State ("Prompt Pay" legislation) requires HMOs, effective with claims submitted for services provided after January 22, 1998, to pay undisputed ("clean") claims within 45 days of date of receipt. The Company believes it has been and continues to be in compliance with this rule. It is too early to determine if the prompt pay rule will require the Company to accelerate the payment pattern of its claims.

     New York State certified HMOs are required to maintain a cash reserve equal to the greater of 5% of expected annual medical costs or $100,000. Additionally, WCNY is required to maintain a contingent reserve which must be increased annually by an amount equal to at least 1% of statutory premiums earned limited, in total, to a maximum of 5% of statutory premiums earned for the most recent calendar year and which may be offset by the cash reserve. The cash reserve is calculated at December 31 of each year and is maintained throughout the following calendar year. At December 31, 1997, WellCare had required cash reserves of $5.8 million and a contingent reserve of $6.7 million. In the event the contingent reserve exceeds the required cash reserve, the excess of the contingent reserve over the required cash reserve is required to be maintained.

     NYSID has the authority to allow an HMO to maintain a net worth of 50% to 100% of the contingent reserve. WCNY executed a Section 1307 loan in March 1998, which has brought WCNY's December 31, 1997 statutory net worth above the permitted 50% contingent reserve requirement. WCNY has been operating within the 50% discretionary contingent reserve requirement during 1997 with the full knowledge of NYSID. In June 1997 and November 1997, the Company loaned $3.1 and $1.3 million, respectively to WCNY under the provisions of Section 1307. Management has had ongoing discussions and meetings with NYSID and has updated NYSID of the Company's plans to obtain additional funds during 1998, which the Company's Board has authorized to be contributed, as needed, to WCNY's capital. Management expects that WCNY's 1998 budgeted return to profitability, together with the capital contribution and additional Section 1307 loans, if required, will fully fund the contingent reserve requirement in 1998.

     In January 1997, WCNY received the final report on its biennial statutory examination for the years ended December 31, 1994 and 1995 from NYSID. In 1996, during the course of the audit, the Company had recorded two non-recurring medical charges (See Note 2d of "Notes to Consolidated Financial Statements") based on the interim findings and instructions of NYSID. Additionally, the examiners determined that WCNY was not in compliance with all pertinent New York State regulation sections relating to WCNY's underwriting and rating procedures and referred the matter to NYSID's Office of General Counsel for disciplinary action. In December 1997, WCNY entered into a Stipulation Agreement whereby it agreed to pay a penalty of $91,000 and to correct past violations. An additional penalty of $66,000 may be assessed if NYSID subsequently determines that WCNY has not made a good faith effort to recoup undercharges from incorrectly rated groups.

     As a result of the examination, WCNY's statutory net worth at December 31, 1995 was deficient by approximately $1.1 million. In March 1996, the Company made a capital contribution of $3 million to WCNY, and in October 1996, the Company loaned WCNY $3 million under the provisions of Section 1307 of the New York State Insurance Law. Under Section 1307, the principal and interest are treated as equity capital for regulatory purposes and are repayable out of the free and divisible surplus, subject to the prior approval of the Superintendent of Insurance of the State of New York. These two cash infusions more than offset the examination's adjustment to WCNY's net worth.

     In June and November 1997, the Company made capital contributions of $350,000 and $425,000 to WCCT to bring its statutory net worth to the required $1 million. The Company, on March 2, 1998, made an additional capital contribution of $368,000 to WCCT to bring its statutory net worth above the $1 million requirement.

     At December 31, 1997, the Company had a working capital deficiency of $5.1 million, excluding the $5.8 million cash reserve required by New York State which is classified as a non-current asset, compared to working capital of $11.2 million, excluding the $6.7 million cash reserve, at December 31, 1996; the decrease in working capital is attributable primarily to the cash operating loss incurred by the Company during 1997. The Company intends to finance its current and future operations from the positive cash flow from its projected return to profitability in 1998 via increased membership, rate increases and further reductions in medical and general and administrative expenses. The Company is also aggressively pursuing balances due from commercial customers in accordance with contractual stipulations to more closely match the collection of premium with the payment of provider capitation fees and fees for service. A significant portion of premiums receivable are due from governmental agencies relating to the Medicaid program, some of which relate to 1996 and the early part of 1997. Approximately $650,000 was collected in March 1998, and the remainder is anticipated to be collected in the second quarter of 1998. The collection of these balances will have a positive effect on the Company's cash flow. Additionally, cash is expected from the proceeds upon the anticipated exercise of the Investor's option to merge with the Buyer, as discussed in Note 4 of "Notes to Consolidated Financial Statements". Management believes that the Company will have sufficient funds available from the above sources to maintain its planned level of operations and programs for 1998.

     In March 1998, the Company engaged Bear, Stearns & Co. Inc., to assist the Company in exploring its strategic opportunities. This could include joint venture, merger or sale of all or a portion of the Company.

     In January 1997, the Company had executed a renegotiated $6.0 million line-of-credit with Key Bank of New York (the "Bank"), which was to expire on May 31, 1998. There were no borrowings under this line-of-credit and, in May 1997, both parties mutually agreed to terminate the line-of-credit. In December 1996, the Company had repaid the outstanding $3.1 million on the previous line-of-credit. At December 31, 1996, the Company was in technical default of certain financial covenants even though there were no borrowings outstanding on the line-of-credit. The Bank granted the Company a waiver of these financial covenants for the period ended December 31, 1996 and as of that date. (See Note 11 of "Notes to Consolidated Financial Statements.")

     At December 31, 1997, the Company had total mortgage indebtedness of $6.2 million outstanding on four of its office buildings, of which approximately $780,000 is due February 1, 1999, approximately $4.3 million is due January 1, 2000, approximately $795,000 is due March 1, 2000 and approximately $325,000 is due March 1, 2001.

     Between April and June 1996, the Company, its former President and Chief Executive Officer, and its former Vice President of Finance and Chief Financial Officer were named as defendants in twelve separate actions filed in Federal Court (the "Securities Litigations"). An additional three directors were also named in one of these actions. Plaintiffs sought to recover damages allegedly caused by the Company's defendants' violations of federal securities laws with regard to the preparation and dissemination to the investing public of false and misleading information concerning the Company's financial condition.

     Although management is unable to predict the likelihood of success on the merits of the consolidated class action, it has instructed its counsel to vigorously defend its interests. To date, the Company has indemnified both former officers who are defendants for costs incurred in defending the Securities Litigations. The Company has insurance in effect which may, at least in part, offset any costs to be incurred in these litigations.

     The amount of legal fees incurred with respect to the defense of the former President and Chief Executive Officer and Chief Financial Officer in the Securities Litigations, and included in G&A expenses, is as follows:

                             1996          1997          Total
                             ----          ----          -----
                                     (in thousands)


                  CEO        $360          $163          $523
                  CFO         159           190           349
                             ----          ----          ----
                             $519          $353          $872
                             ====          ====          ====


SALE OF WELLCARE MEDICAL MANAGEMENT, INC.

     In June 1995, the Company contributed approximately $5.1 million to its then wholly-owned subsidiary, WellCare Medical Management, Inc. ("WCMM") which was engaged in managing physician practices, and then sold the assets of WCMM for cash of $.6 million and a note receivable of $5.1 million. The buyer (the "Buyer") which had been newly formed, is in the business of managing medical practices and providing related consultative services and had entered into agreements to manage the Alliances (See Notes 1a and 18a of "Notes to Consolidated Financial Statements"). The Company also had received a five-year option to acquire the Buyer, which option was canceled in 1996. The note receivable bears interest at a rate equal to prime plus 2% (10.5% at December 31, 1997) with interest payable monthly through July 31, 2000 and, thereafter, principal and interest monthly through July 31, 2000. The Buyer has paid only interest through January 1996.

     Subsequently, the Company also advanced $3.4 million to the Buyer ($.6 million in 1997, $2.1 million in 1996 and $.7 million in 1995) for operating expenses and unpaid interest, which obligations are documented by notes of $215,000 and $2.1 million and interest receivable of $1.1 million. The note for $215,000, which is dated February 26, 1996, bears interest at a rate equal to prime plus 2% (10.5% at December 31, 1997) and was due December 31, 1996. No payments of principal have been made, nor payments of interest beyond May 1996.

     In view of the Buyer's operating losses and advances to the Alliances, the Company had obtained from certain of the Buyer's equity holders personal guarantees of the original note and pledges of collateral to secure these guarantees. In April 1997, the Company's Board of Directors agreed to release these guarantees and related collateral pledged by the guarantors to secure the guarantees in exchange for the Buyer's stock options that such guarantors originally received from the Buyer and a release from the guarantors for any potential claims against WellCare associated with the transactions. In view of the Buyer's financial condition and difficulties inherent in the collection of personal guarantees and realization of collateral, and the Buyer's default on the payments of the notes, the Company fully reserved in 1995 the original $5.1 million note receivable, plus the $.7 million advanced in 1995. In 1996, the Company established an additional net reserve of $1.9 million for the $215,000 note, interest accrued on the notes, and advances receivable, net of the deferred gain of $144,00 on the original sale. In 1997, the Company established a reserve of $.8 million for 1997 accrued interest not paid by the Buyer and for advances made in 1997.

     In February 1997, the Buyer executed the promissory note for $2.1 million, bearing interest at the rate of prime plus 2% (10.5% at December 31, 1997), with repayment of the principal over 36 months, starting upon the occurrence of certain events explained below (no interest has been paid on this obligation). Subsequently, in February 1997, the Buyer entered into an Option Agreement with a potential investor (the "Investor"), whereby the Investor loaned the Buyer $4,000,000 and received an option to merge with the Buyer, exercisable through June 30, 1998. Concurrently, WellCare entered into an agreement with the Buyer whereby WellCare agreed to forbear on the collection of principal and interest on the note for $5.1 million, and on the collection of principal of the $2.1 million note, in exchange for the right to convert the $5.1 million note into 43% of the Common Stock of the company resulting from the merger of the Investor and the Buyer.

     If the Investor merges with the Buyer, the $2.1 million note would be payable immediately, and the Company would have a 43% equity interest in the company resulting from the merger of the Investor and the Buyer. At the earlier of the Buyer relinquishing its option to merge (which would include expiration of the option) or March 14, 1999, the forbearance will be rescinded and the original payment terms of the $5.1 million note reinstated. The Buyer would be obligated to continue paying monthly interest on the $2.1 million note, with principal payments over a thirty-six month period to commence upon rescission of the forbearance. The Buyer has not made any of the interest payments due under the $2.1 million note. The notes are subordinated to the Investor's security interests.

INFLATION

     Medical costs have been rising at a higher rate than that for consumer goods as a whole. The Company believes its premium increases, capitation arrangements and other cost control measures mitigate, but do not wholly offset, the effects of medical cost inflation on its operations and its inability to increase premiums could negatively impact the Company's future earnings.

         Independent Auditors' Report


To the Board of Directors and Shareholders of The WellCare Management Group, Inc.
Kingston, New York


     We have audited the accompanying consolidated balance sheets of The WellCare Management Group, Inc. and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity (deficiency in assets) and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedules listed in the Index at Item 14. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

     The accompanying 1997 consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1m and 19 to the consolidated financial statements, the Company's recurring losses from operations, cash used in operations, deficiency in assets at December 31, 1997, and failure to maintain 100% of the contingent reserve requirement of the New York State Department of Insurance at December 31, 1997 raised substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Notes 1m and
19. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
New York, New York
March 31, 1998

         Consolidated Balance Sheets

                                                          December 31,          December 31,
(in thousands, except share data)                             1997                  1996
                                                          ------------          ------------
ASSETS
CURRENT ASSETS:
   Cash and equivalents ................................. $  3,368              $  7,869
   Short-term investments - available for sale ..........      103                   919
   Accounts receivable (net of allowance for doubtful
    accounts of $2,422 in 1997 and $1,902 in 1996) ......    6,802                 8,133
   Notes receivable (net of allowance for doubtful
    accounts of $5,441 in 1997 and $2,032 in 1996) ......      679                   351
   Advances to participating providers ..................    2,860                 2,320
   Other receivables (net of allowance for doubtful
    accounts of $1,137 in 1997 and $4,995 in 1996) ......    4,873                 4,874
   Taxes receivable .....................................      284                 6,969
   Deferred tax asset ...................................    3,927                 3,932
   Prepaid expenses and other current assets ............      522                   400
                                                          --------              --------
   TOTAL CURRENT ASSETS .................................   23,418                35,767

PROPERTY AND EQUIPMENT (net of accumulated depreciation
 and amortization of $6,528 in 1997 and $5,157 in 1996) .   11,094                12,261

OTHER ASSETS:
   Restricted cash ......................................    5,771                 6,667
   Notes receivable (net of allowance for doubtful
    accounts of $2,655 in 1997 and $3,313 in 1996) ......      122                 1,104
   Preoperational costs (net of accumulated amortization
    of $2,562 in 1997 and $1,237 in 1996) ...............    1,440                 2,764
   Other non-current assets (net of allowance for
    doubtful accounts of $1,133 in 1997 and $1,516 in
    1996 and accumulated amortization of $869 in 1997
    and $585 in 1996) ...................................    3,302                 4,749
   Goodwill (net of accumulated amortization of $2,339
    in 1997 and $1,702 in 1996) .........................    7,391                 8,028
                                                          --------              --------
   TOTAL ................................................ $ 52,538              $ 71,340
                                                          ========              ========


          See accompanying notes to consolidated financial statements.

                                                          December 31,          December 31,
                                                              1997                  1996
                                                          ------------          ------------
LIABILITIES AND (DEFICIENCY ASSETS)/
 SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Current portion of long-term debt .................... $    618              $    702
   Medical costs payable ................................   16,199                15,965
   New York State demographic pool ......................    1,122                    --
   Accounts payable .....................................    1,188                 1,002
   Accrued expenses and other ...........................    3,722                 2,678
   Unearned income ......................................    5,684                 4,248
                                                          --------              --------

   TOTAL CURRENT LIABILITIES ............................   28,533                24,595

LONG-TERM LIABILITIES:
   Long-term debt .......................................   25,852                26,467
   Other liabilities ....................................        4                     4
                                                          --------              --------

   TOTAL LIABILITIES ....................................   54,389                51,066
                                                          --------              --------

COMMITMENTS AND CONTINGENCIES ...........................       --                    --

(DEFICIENCY IN ASSETS)/
SHAREHOLDERS' EQUITY:
   Class A  Common  Stock  ($.01  par  value;
    1,199,015  and  1,484,482  shares authorized;
    1,084,025  and  1,369,492  shares  issued  and
    outstanding  at December 31,1997 and 1996,
    respectively) .......................................       11                    14
   Common Stock ($.01 par value; 20,000,000  shares
    authorized,  5,228,217  and  4,942,750  shares issued
    at December 31, 1997 and 1996, respectively) ........       52                    49
   Additional paid-in capital ...........................   26,624                26,624
   Accumulated deficit ..................................  (34,987)              (12,121)
   Statutory reserve ....................................    6,656                 5,932
                                                          --------              --------
                                                            (1,644)               20,498
   Unrealized loss on short-term investments ............       --                   (11)
   Less:
    Notes receivable from shareholders ..................        5                     6
    Treasury stock (at cost; 12,850 and 14,066 shares of
     Common Stock at December 31, 1997 and 1996,
     respectively) ......................................      202                   207
                                                          --------              --------

   TOTAL (DEFICIENCY IN ASSETS)/
  SHAREHOLDERS' EQUITY ..................................   (1,851)               20,274
                                                          --------              --------

   TOTAL ................................................ $ 52,538              $ 71,340
                                                          ========              ========


          See accompanying notes to consolidated financial statements.

                       This page intentionally left blank

         Consolidated Statements of Operations

                                                           Years Ended December 31,
                                                     -------------------------------------------
(in thousands, except per share amounts)               1997              1996             1995
                                                     --------          --------         --------
REVENUE:
     Premiums earned .............................   $142,115          $157,156         $144,518
     Administrative fee income ...................         --             1,592            2,792
     Interest and investment income ..............      1,234             1,338              999
     Other income - net ..........................        521             1,000            4,240
                                                     --------          --------         --------
         TOTAL REVENUE ...........................    143,870           161,086          152,549
                                                     --------          --------         --------
EXPENSES:
     Medical expenses ............................    126,251           135,957          115,560
     General and administrative expenses .........     34,485            39,334           30,279
     Depreciation and amortization expense .......      3,624             3,254            2,292
     Interest expense ............................      1,652             2,185            1,447
     Expenses to affiliates - net ................         --               176              182
                                                     --------          --------         --------
         TOTAL EXPENSES ..........................    166,012           180,906          149,760
                                                     --------          --------         --------
(LOSS)/INCOME BEFORE INCOME TAXES ................    (22,142)          (19,820)           2,789
(BENEFIT)/PROVISION FOR INCOME TAXES .............         --            (8,038)           1,116
                                                     --------          --------         --------
NET (LOSS)/INCOME ................................   $(22,142)         $(11,782)        $  1,673
                                                     ========          ========         ========

(LOSS)/EARNINGS PER SHARE - BASIC ................   $  (3.52)         $  (1.87)        $   0.27
                                                     ========          ========         ========
Weighted average shares of common
 stock outstanding ...............................      6,299             6,296            6,250
                                                     ========          ========         ========

(LOSS)/EARNINGS PER SHARE - DILUTED ..............   $  (3.52)         $  (1.87)        $   0.26
                                                     ========          ========         ========
Weighted average shares of common stock and
 common stock equivalents outstanding ............      Not               Not
                                                     Applicable        Applicable          6,396
                                                                                        ========


          See accompanying notes to consolidated financial statements.

         Consolidated Statements of Shareholders' Equity

                            Years Ended December 31,
                               1997, 1996 and 1995
                                 (in thousands)

                                                               Class A                Additional
                                                               Common       Common     Paid-in
                                                                Stock        Stock     Capital
                                                               -------      -------   ----------
BALANCE, DEC 31, 1994 .......................................   $  16       $ 47       $25,861
Conversion of Class A Common shares to Common shares ........      (1)         1           --
Exercise of stock options ...................................      --         --          450
Issuance of treasury stock ..................................      --         --           60
Repayments/reclassification of shareholders' notes - net ....      --         --           --
Net change of valuation allowance on short-term investments .      --         --           --
Transfer to statutory reserve ...............................      --         --           --
Net income ..................................................      --         --           --
                                                              -------    -------      -------
BALANCE, DEC 31, 1995 .......................................      15         48       26,371
Conversion of Class A Common shares to Common shares ........      (1)         1           --
Exercise of stock options ...................................      --         --          252
Issuance of treasury stock ..................................      --         --            1
Repayments/reclassification of shareholders' notes - net ....      --         --           --

Net change of valuation allowance on short-term investments .      --         --           --
Transfer to statutory reserve ...............................      --         --        1,572
Net (loss) ..................................................      --         --           --
                                                              -------    -------      -------
BALANCE, DEC 31, 1996 .......................................      14         49       26,624
Conversion of Class A Common shares to Common shares ........      (3)         3           --
Adjustment to Treasury Stock ................................      --         --           --
Repayments/reclassification of shareholders' notes - net ....      --         --           --
Net change of valuation allowance on short-term investments .      --         --           --
Transfer to statutory reserve ...............................      --         --          724
Net (loss) ..................................................      --         --           --
                                                              -------    -------      -------
BALANCE, DEC 31, 1997 ....................................... $    11    $    52      $26,624
                                                              =======    =======      =======



          See accompanying notes to consolidated financial statements.

                                         Unrealized                                  Total
        (Accumulated                    (Loss)/Gain                             (Deficiency in
          Deficit)/                          on            Notes                    Assets)/
          Retained       Statutory      Short-term      Receivable-   Treasury   Sharehodlers'
          Earnings        Reserve       Investments    Shareholders     Stock        Equity
       ----------        ---------      -----------    ------------   --------  --------------
       $  1,017          $2,903           $(104)          $ (38)        $(395)    $ 29,307
             --              --              --              --            --           --
             --              --              --              --            --          450
             --              --              --              --           184          244
             --              --              --              21            --           21
             --              --             109              --            --          109
         (1,457)          1,457              --              --            --           --
          1,673              --              --              --            --        1,673
       --------          ------          ------           -----         -----     --------
          1,233           4,360               5             (17)         (211)      31,804
             --              --              --              --            --           --
             --              --              --              --            --          252
             --              --              --              --             4            5
             --              --              --              11            --           11
             --              --             (16)             --            --          (16)
         (1,572)          1,572              --              --            --           --
        (11,782)             --              --              --            --      (11,782)
       --------          ------          ------           -----         -----     --------
        (12,121)          5,932             (11)             (6)         (207)      20,274
             --              --              --              --            --           --
             --              --              --              --             5            5
             --              --              --               1            --            1

             --              --              11              --            --           11
           (724)            724              --              --            --           --
        (22,142)             --              --              --            --      (22,142)
       --------          ------          ------           -----         -----     --------
       $(34,987)         $6,656          $   --           $  (5)        $(202)    $ (1,851)
       ========          ======          ======           =====         =====     ========



          See accompanying notes to consolidated financial statements.

         Consolidated Statements of Cash Flows

                                                             YEARS ENDED DECEMBER 31,
                                                        ---------------------------------
(in thousands)                                             1997        1996        1995
                                                        ---------   ---------   ---------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
Net (loss)/income ..................................... $(22,142)   $(11,782)   $  1,673
Adjustments to reconcile net (loss)/income to net
  cash (used)/provided by operating activities:
     Depreciation and amortization ....................    3,624       3,254       2,292
     Increase in deferred taxes .......................       --      (1,711)     (1,788)
     Loss/(gain) on sale of assets and other ..........      103         (71)         57
Changes in assets and liabilities:
     Decrease/(increase) in accounts receivable - net .    1,331       5,808      (6,545)
     Increase in medical costs payable ................      234       1,935         522
     Decrease/(increase) in due from affiliates - net .       --         223         (27)
     Increase in NYSID payable ........................    1,122          --          --
     Decrease/(increase) in accounts receivable -
       non-current - net ..............................      530        (644)         --
     Decrease/(increase) in other receivables - net ...      732        (148)     (3,554)
     Increase/(decrease) in accounts payable,
       accrued expenses and other current liabilities .    1,230       1,531         (97)
     Decrease/(increase) in taxes receivable/payable ..    6,885      (5,021)     (2,186)
    (Increase)/decrease in prepaid expenses and other .     (122)         19          55
     Increase in unearned income ......................    1,436       1,187       1,048
     Decrease/(increase) in restricted cash ...........      896       1,574      (1,657)
    (Increase)/decrease in advances to participating
      providers .......................................     (540)        757       1,032
     Decrease/(increase)in other non-current assets -
       excluding preoperational costs and accounts
       and other receivables ..........................      191        (584)         41
     Other operating activities - net .................     (280)       (399)       (166)
                                                        --------    --------    --------
NET CASH USED IN OPERATING ACTIVITIES .................   (4,770)     (4,072)     (9,300)
                                                        --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment .................................     (314)       (538)     (1,608)
Decrease in notes receivable ..........................      653         613         466
Sale of investments ...................................      811       6,841      12,702
Purchase of investments ...............................       --      (6,500)     (6,367)
Increase in preoperational costs ......................       --        (420)     (1,589)
Payments to acquire MCA, net of cash acquired .........       --          --        (215)
Other investing activities - net ......................       11         (16)        109
                                                        --------    --------    --------
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES ...    1,161         (20)      3,498
                                                        --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock and treasury
 stock - net ..........................................        5           3         244
Repayment of notes payable and long-term debt .........     (898)    (15,002)     (8,295)
Proceeds from exercise of stock options ...............       --         254         450
Proceeds from notes payable and long-term debt ........       --      21,239      16,545
Other financing activities - net ......................        1          11          21
                                                        --------    --------    --------
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES ...     (892)      6,505       8,965
                                                        --------    --------    --------
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS ..   (4,501)      2,413       3,163
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ........    7,869       5,456       2,293
                                                        --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF PERIOD .............. $  3,368    $  7,869    $  5,456
                                                        ========    ========    ========



          See accompanying notes to consolidated financial statements.

         Notes to Consolidated Financial Statements

                  YEARS ENDED DECEMBER 31, 1997, 1996 and 1995

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Description of Operations - The WellCare Management Group, Inc. ("WellCare" or the "Company"), a New York corporation, owns, operates and provides management services to health maintenance organizations ("HMOs"). An HMO is an organization that accepts contractual responsibility for the delivery of a stated range of health care services to its enrollees for a predetermined, prepaid fee.

WellCare of New York, Inc. ("WCNY"), a wholly-owned subsidiary, operates as an HMO in New York State. WCNY has a certificate of authority under Article 44 of the New York State Public Health Law to operate in 25 counties in the Hudson River Valley, Mohawk River Valley, Albany and Leatherstocking regions of New York State, Westchester County and in four counties in New York City. WCNY is a mixed IPA/Direct Contract model HMO. Under this type of arrangement, agreements are entered into with regional health care delivery networks currently organized as independent practice associations ("IPAs" or "Alliances"), which in turn contract with providers to render health care services to an HMO's enrollees, and directly with individual primary care physicians or physician groups for the provision of such medical care.

Effective October 1994, WCNY had entered into contracted arrangements with a majority of its primary care physicians and specialists through contracts with the Alliances to provide health care services to WCNY's commercial and Medicaid members. Initially, each Alliance was a professional corporation that then contracted with individual primary care physicians and specialists to provide health care services. At inception, there were four Alliances each with different equity owners; by December 1995 the four Alliances had combined into two Alliances with the same equity owner. The Company has been advised that in late 1997, the Alliances converted to IPAs by setting up new corporations that have recontracted with physicians. WCNY's initial agreement with each of the Alliances, for the period from October 1994 through September 1995, required payment to the Alliances based on a percentage of premium revenue for effected members. Effective October 1995, the Company entered into a three year agreement with each of the Alliances at specified per member per month ("PMPM") rates, providing for increases ranging from 1% to 6% for the period from October 1995 through December 1998. Such rates were established through arms-length negotiation with the Alliances. As part of this change in capitation arrangements, the risk-sharing accounts of Alliance primary care physicians, which had previously been capitated by WCNY were settled and outstanding deficits were paid to WCNY in the fourth quarter of 1994, thereby reducing WCNY's medical expenses during such quarter.

In an effort to improve the profitability of WCNY and the Alliances, WCNY entered into a letter of understanding with the Alliances in September 1996 to restructure its capitation arrangement. Pursuant to the terms of the restructured arrangement, WCNY reassumed the risk for certain previously capitated services, and also reduced the capitation rates paid for the services which continued to be provided by the Alliances. WCNY capitated the Alliances for all physician services, both primary care and specialty services, on a PMPM basis for each HMO member except for physician services in the areas of certain diagnostics and mental health, which WellCare capitated through contracts with certain other regional integrated delivery systems. Additionally, if certain conditions are met, these contracts will be extended to ten-year terms.

During 1995 and 1996, WCNY provided incentives to its IPAs and primary care physicians to control health care expenses through the use of capitation arrangements. Under these capitation arrangements, IPAs and primary care physicians are entitled to the surplus to the extent health care costs incurred are less than the negotiated capitation payments. Surpluses paid to the IPAs and primary care physicians are recorded as medical expenses in the period in which the related health care costs are incurred. During 1997, these incentive arrangements were terminated.

Each IPA, in turn, capitates each IPA primary care physician from the monthly payments received from WCNY with a fixed monthly payment for each HMO member designating the IPA physician as their primary care provider, retaining and allocating the balance to a group risk pool for payment to specialists. Specialists are compensated on a fee-for-service basis by each IPA which disburses payments to these specialists. To the extent the risk pools are insufficient to cover the specialists' fees, the amounts paid to the specialists as a group can be proportionately reduced, up to a maximum of 30%. To the extent the risk pools are still insufficient to cover the specialists' fee after a maximum reduction, a portion of the capitation payments to primary care physicians can be withheld to cover the specialists' fees after the reduction. Primary care physicians and specialists are furnished with periodic utilization reports and the IPA accounts are reconciled on a quarterly basis.

WellCare of Connecticut, Inc. ("WCCT"), a wholly-owned subsidiary, operates as an IPA model HMO in the state of Connecticut. Under this type of arrangement, agreements are entered into with IPAs and PHOs and individual physicians for the provision of all medical care to WCCT's enrollees for a specified fee for services rendered. WCCT is approved to operate State-wide in Connecticut.

WCNY and WCCT are collectively referred to as the "WellCare HMOs."

WellCare Administration, Inc. ("WCA") (a/k/a Agente Benefit Consultants, Inc.- "ABC") is a wholly-owned subsidiary that administers the Company's pharmacy, vision care, dental care and other specialty care benefit programs as stand-alone products to self-insured employer and other groups.

WellCare Development, Inc. ("WCD") is a wholly-owned subsidiary formed to acquire, own and develop real estate.

WellCare Medical Management,  Inc. ("WCMM"),  formerly a wholly-owned subsidiary
formed  to  provide   managerial,   administrative  and  financial  services  to
physicians, was sold in June 1995 (see Note 4).

WellCare  University  ("WCU"),  a division of WellCare,  was formed to focus on:
strategic planning, training and research and development for WellCare and others within the managed care/health care arena. WCU's operations were substantially reduced during 1997 and WCU is dormant as of December 31, 1997.

Park West Entertainment, Inc. ("PWE"), an affiliated entity, had provided certain conferencing and administrative services through December 1996.

Bienestar, Inc. ("Bienestar"), was an unconsolidated affiliate until December 17, 1996, at which time WellCare sold its interest in Bienestar to the Company's former Chief Executive Officer and President. In July 1996, WCNY entered into an agreement for Bienestar to provide consulting and educational services regarding wellness and integrated health services.

In March 1998, the Company engaged Bear, Stearns & Co. Inc., to assist the Company in exploring its strategic opportunities. This could include joint venture, merger or sale of all or a portion of the Company.

b. Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

c. Revenue Recognition - Premiums from subscribers are recorded as income in the period that subscribers are entitled to service. Premiums received in advance are deferred. Subscriber premiums, for both WCNY and WCCT, are determined on an annual basis using community rating principles as required by the Insurance Department of each state. Although the rate filing requests and approval process are performed on an annual basis, the HMOs are allowed to contract with subscribers throughout the year based upon a "guaranteed" rate which incorporates an estimated community rate. The WellCare HMOs are required to remit or collect any difference between the community rate ultimately approved and the guaranteed rate in the subsequent twelve-month contract period. In connection with its biennial audit, NYSID determined that WCNY was not in compliance with the requirement to settle these differences within twelve months (see Note 19). Accounts receivable include approximately $729,000 and $1,763,000 at December 31, 1997 and 1996, respectively, which represented the excess of subscriber premiums accrued based on approved community rates over amounts actually billed under guaranteed rates, of which approximately $224,000 and $754,000, respectively, have been classified as non-current.

Administrative and management fees received in advance are deferred and recognized as income over the period in which services are rendered.

Accounts receivable, other receivables, notes receivable and other non-current assets are reported net of reserves for doubtful accounts of approximately $12,788,000 and $13,758,000 at December 31, 1997 and 1996, respectively.

d. Medical Costs Payable and Medical Expenses - Medical expenses for primary care, hospital inpatient services, outpatient specialty care and pharmacy services, including those for which advances have been made to providers, are recorded as expenses in the period in which services are provided. The expense is based in part on estimates, including an accrual for medical services incurred but not yet billed ("IBNR"), which accrual is included in medical costs payable. The IBNR accrual is based on a number of factors, including hospital admission data and prior claims experience. Adjustments, as necessary, are made to medical expenses in the period the actual claims costs are ultimately determined. The Company believe the IBNR estimates in the Consolidated Financial Statements are adequate; however, there can be no assurance that actual health care claims costs will not exceed such estimates.

e. Reinsurance - The WellCare HMOs insure excess loss for commercial health care claims under policies with a reinsurance company. Effective September 1995, WCNY reinsured a portion of its Medicare Full Risk program with a reinsurance company under a quota share agreement and, effective November 1996, supplemented this agreement with a separate excess loss reinsurance policy.

In March 1998, the Company amended its quota share arrangement with its reinsurer. Such amendment will reduce the amount of future recoveries, but does not affect the arrangement in place for 1997 and prior periods.

Effective August 1996, WCNY's Medicaid claims were covered under an excess loss reinsurance policy. Previously, this coverage had been provided by New York State. Premiums for these policies are reported as medical expense and insurance recoveries are recorded as a reduction of medical expense. Under the excess loss reinsurance policies, recoveries are made for annual claims of each enrollee or each covered dependent of each enrollee in excess of the deductible established in the policy, subject to certain limitations. From November 1994, through October 1995, the deductible for commercial health care claims was $100,000, increased to $115,000 in November 1995, and decreased to $85,000 in November 1996. The deductibles for the Medicaid and Medicare Full Risk products are $115,000 and $200,000, respectively.

Reinsurance premiums charged to medical expenses in the accompanying consolidated financial statements amounted to approximately $585,000, $560,000, and $520,000 in 1997, 1996, and 1995, respectively. Reinsurance recoveries of approximately $1,747,000, $524,000, and $577,000 in 1997, 1996, and 1995,
respectively, have been recognized as a reduction in medical expenses.

Included in other receivables at December 31, 1997 and 1996, were amounts recoverable from the reinsurers of approximately $2,687,000 and $1,155,000, respectively.

f. Short-term Investments - The Company has determined that the securities included in short-term investments, consisting primarily of state and municipal obligations might be sold prior to maturity to support its cash requirements. Such investments have, therefore, been classified as available for sale. The basis for available for sale securities is market value.

g. Advances to Participating Providers - Advances to participating medical providers consist of amounts advanced to providers, principally hospitals, which are under contract with the Company to provide medical services to plan members. Such advances help provide funding to these providers for claims incurred but not yet reported or claims in the process of adjudication.

h. Property and Equipment - Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method based upon the estimated useful lives of the assets which range from 5 to 39 years.

i. Preoperational Costs - Preoperational costs, which include service area and product line expansion costs, consist of certain incremental separately identifiable costs directly associated with building a provider base of network physicians in service areas in which the Company is applying for licensure and expanding the Company's Medicare managed care program. Such costs are deferred until the related licensure approval is received at which time the costs are amortized on a straight-line basis over a 36-month period. Preoperational costs are reported net of accumulated amortization. At December 31, 1997 and 1996, accumulated amortization approximated $2,562,000 and $1,237,000, respectively.

j. Goodwill - Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired entities and is amortized on the straight-line method over a 15-year period.

The Company evaluates the recoverability of goodwill by monitoring, among other things, reenrollment trends of membership acquired as well as the inherent profitability of such membership as determined in connection with annual rate filings. The Company has determined that no impairment exists at December 31, 1997.

k. Advertising Costs - Advertising costs, which include costs for certain marketing materials and development/implementation of public relations and marketing campaigns, are expensed as incurred. Advertising costs expensed in 1997, 1996, and 1995, were approximately $2,226,000, $2,046,000, and $1,723,000, respectively.

l. Income Taxes - The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse and the benefits of operating loss carryforwards. A valuation allowance is required to reduce net deferred tax assets unless management believes it is more likely than not that such deferred tax assets will be realized.

m. Cash Flows - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company considers all other instruments to be short-term investments. Cash equivalents are carried at cost which approximates market value.

At December 31, 1997, the Company had a working capital deficiency of $5.1 million, excluding the $5.8 million cash reserve required by New York State which is classified as a non-current asset, compared to working capital of $11.2 million, excluding the $6.7 million cash reserve, at December 31, 1996; the decrease in working capital is attributable primarily to the cash operating loss incurred by the Company during 1997. The Company intends to finance its current and future operations from the positive cash flow from its projected return to profitability in 1998 via increased membership, rate increases and further reductions in medical and general and administrative expenses. The Company is also aggressively pursuing balances due from commercial customers in accordance with contractual stipulations to more closely match the collection of premium with the payment of provider capitation fees and fees for service. A significant portion of premiums receivable are due from governmental agencies relating to the Medicaid program, some of which relate to 1996 and the early part of 1997. Approximately $650,000 was collected in March 1998, and the remainder is anticipated to be collected in the second quarter of 1998. The collection of these balances will have a positive effect on the Company's cash flow. Additionally, cash is expected from the proceeds upon the anticipated exercise of the Investor's option to merge with the Buyer, as discussed in Note
4. Management believes that the Company will have sufficient funds available from the above sources to maintain its planned level of operations and programs for 1998.

n. Long-Lived Assets - The Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") effective for fiscal years beginning after December 15, 1995. There was no effect on the consolidated financial statements from the adoption of this statement.

o. Stock-Based Compensation - The FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which defines a fair value method of accounting for the issuance of stock options and other equity instruments, effective for fiscal years beginning after December 15, 1995. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS 123, companies are permitted to continue to account for such transactions under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", ("APB 25"), but would be required to disclose in a note to the consolidated financial statements pro forma net incomes, and per share amounts as if the company has applied the new method of accounting. The Company has elected to continue to account for such transactions under APB 25 and disclose per SFAS 123 the pro-forma effects (See
Note 15).

p. Current Accounting Pronouncements - SFAS No. 130, "Reporting Comprehensive Income", ("SFAS 130") will require all companies to present all non-owner changes in equity, e.g., market value adjustments to investments and adjustments to the minimum pension liability, in a full set of financial statements, effective the first quarter of 1998.

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", ("SFAS 131") will require disclosure of "operating segments" based on the way management disaggregates the Company for making internal operating decisions. The new disclosures will be effective for the fiscal year ending December 31, 1998.

The Company is presently evaluating the applicability of SFAS 130 and SFAS 131 to its operations.

SFAS No. 128, "Earnings per Share" ("SFAS 128") amends the standards for computing and presenting earnings per share ("EPS"), to require the dual presentation of basic and diluted EPS on the face of the income statement. SFAS 128 is effective for periods ending after December 15, 1997. The Company has adopted SFAS 128, and has reflected the impact on prior period computations, where appropriate.

q. Use of Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The amounts of IBNR medical expenses, the reserve for uncollectible receivables, recoveries from third parties for coordination of benefits, final determinations of medical cost adjustment pools by New York State, and medical premiums subject to retrospective adjustment, require the significant use of estimates. Actual results could differ from those estimates used by management in the preparation of these consolidated financial statements.

r. Reclassifications - Certain amounts in the 1996 and 1995 consolidated financial statements have been reclassified to conform to the 1997 presentation.

2.  MEDICAL EXPENSE

a. During 1997, the Company expensed approximately $1.7 relating to The New York State Insurance Department ("NYSID") audit of the New York State market stabilization pool for the audit years, 1993, 1994 and 1995 and for additional amounts due for the year 1996.

b. In 1994, two entities which were predecessors to the Alliances referred to in Notes 1a and 18a, made payments of approximately $2,879,000 to providers in connection with the close out of the 1993 group risk accounts and to resolve certain disputed amounts between the Company and certain providers, which payments might otherwise have been made by the Company. Additionally, these entities paid approximately $1,833,000 directly to the Company in payment of 1993 provider deficits which would otherwise have been due to the Company directly from the providers. As originally reported in its 1994 consolidated financial statements, the Company recorded the $1,833,000 received as a reduction of medical expense, and the Company did not record as medical expense the $2,879,000 paid directly to the providers by these entities.

Subsequently, in 1996, the Company's accounting personnel were informed that Edward A. Ullmann, then Chairman of the Board of Directors, Chief Executive Officer and President of the Company had guaranteed, in his individual capacity, two loans each in the amount of $2,700,000, made by banks to these two entities, the proceeds of which were used to fund the aggregate payments of $4,712,000 referred to above. (Mr. Ullmann subsequently resigned as Chairman and Chief Executive Officer in April 1996, and as President in September 1996).

The Company subsequently restated its 1994 consolidated financial statements to reflect the higher medical expenses, and established a medical expense accrual. As there were no specific accounts payable by the Company, this accrual has been reduced concurrently with the pay down of the bank loans, with a simultaneous reduction in medical expense. A reduction of medical expense of approximately $435,000, $2,423,000 and $1,738,000, was recorded in 1997, 1996 and 1995, respectively. The remaining principal balance which is in default, is approximately $116,000 at March 15, 1998. The Company's ability to reduce future medical expense by the remaining $116,000 is contingent on this amount being paid.

c. The Alliances described in Notes 1a and 18a commenced operations in 1994. Based on information provided to the Company by the Alliances/IPAs, the Alliances/IPAs have operated at an accumulated deficit since inception (the deficit was approximately $15 million at December 31, 1997 based on unaudited information), although the Alliances/IPAs have instituted measures designed to reduce this deficit, and achieve profitability. The deficit is the result of medical expense obligations assumed from WellCare upon the formation of the Alliances, actual and estimated but not yet incurred medical losses in excess of the amounts initially estimated, and operating losses. The Alliances/IPAs have financed the deficit through a combination of borrowings from the Buyer and the Investor referred to in Note 4; lags inherent in the receipt, adjudication and payment of claims; and the deferral of claim payments to providers. In addition, a $3,000,000 bank line-of-credit was entered into by the Buyer in December 1995, which was guaranteed by the former Chairman of the Board of Director, Chief Executive Officer and President in his personal capacity.

In August 1996, the Alliances implemented a fee withhold program, as permitted under the contracts with its physicians, to withhold payments otherwise payable to referral physicians by approximately 15% to 22% depending on the geographic location of the physician. Management of the Alliances/IPAs and WellCare believed that this withhold program, together with general changes in the management of the Alliances/IPAs, and the introduction of new provider reimbursement schedules should enable the Alliances/IPAs to maintain their operations and reduce their accumulated deficit.

The Company has been advised by counsel that it would have no financial liability to providers with whom the Alliances/IPAs had contracted for services rendered in the event the Alliances/IPAs were unable to maintain their operations. Further, the Company has direct contracts with providers which would require the providers to continue medical care to members on the financial terms similar to those in the Alliances/IPAs' agreement with providers, in the event that the Alliances/IPAs were unable to maintain their operations. Although there is no contractual obligation, in the event of continuing losses or increasing deficit by the Alliances/IPAs, the Alliances/IPAs may request increased capitation rates from the Company.

Management of the Company does not believe that such additional financial or increased contractual capitation rates should be required by the Alliances/IPAs and has no intention to agree to such terms if requested by the Alliances/IPAs beyond the contractual increases described in Note 1a. However, as outlined below, the Company agreed to record charges to medical expense based on the instructions of NYSID. Effective September 1996, the Company entered into a letter of understanding with the Alliances to restructure its capitation arrangement. Under this understanding, the Company reassumed risk for certain previously capitated services with a corresponding reduction in rates.

d. In connection with a comprehensive review of its arrangements with the Alliances, NYSID accelerated its normal statutory audit of WCNY. In 1996, NYSID instructed the Company to assume certain medical expenses of prior periods and to assume responsibility for unpaid inpatient hospital claims at June 30, 1996, which had been contractually assumed by the Alliances. This resulted in additional medical expense in 1996 of approximately $3.7 million. NYSID instructed the Company to record additional medical expense for medical claims for the period prior to October 1, 1994, which had been contractually assumed by the Alliances. This resulted in additional medical expense of $2.9 million in 1996. Both of these changes represent obligations which had previously been assumed by the Alliances.

e. WCNY had arrangements with several medical practices owned by the principal shareholder of the Buyer for the promotion of WCNY's access to primary care medical services at these sites. Payments of $1,764,696 in 1996 and $3,691,878 in 1995 have been charged to medical expense. In addition, WCNY advanced additional payments to the sites ($150,000 in 1997, $2,388,763 in 1996 and $710,000 in 1995), and at December 31, 1997 and 1996 has included in "Other Receivables" approximately $2.6 million and $2.5 million, representing outstanding advances. As a result of operating losses at the sites and the uncertainty of their ability to repay these advances, WCNY has fully reserved these receivables. In addition, in October 1995, WCU entered into a similar arrangement with these medical practices for access to these sites as training facilities and made payments of $600,000 in 1996 and $150,000 in 1995, which amounts have been charged to consulting expense in the respective years.

During the second half 1997, the principal shareholder of the Buyer entered negotiations to sell these medical practices to unrelated third parties. Due to the continuing losses at these medical practices and their importance in providing medical services to a significant number of WCNY members, WellCare determined that it was in the best interests of WCNY's members and WellCare to subsidize the practices to avoid service disruptions to WCNY's members. During 1997 approximately $583,000 was advanced by WellCare to these practices to meet operating expenses. These amounts have been expensed in 1997 as bad debt expense. WellCare has advanced an additional $166,000 to the practices in 1998. It is anticipated that the medical practices will be sold in the first half of 1998.

3.  ACQUISITION OF MANAGED CARE ADMINISTRATORS, INC.

In March 1995, the Company acquired the assets and assumed certain liabilities of MCA, a company engaged in managing a network of primary care physicians who provide health care services to Medicaid recipients in New York City. As part of the purchase price, MCA is to be paid each calendar year an amount equal to twenty percent (20%) of the pre-interest, pre-tax income generated by the acquired assets. There was no earn out in 1997, 1996 and 1995.

4.  SALE OF WELLCARE MEDICAL MANAGEMENT, INC.

In June 1995, the Company contributed approximately $5.1 million to its then wholly-owned subsidiary, WCMM, which was engaged in managing physician practices, and then sold the assets of WCMM for cash of $.6 million and note receivable of $5.1 million. The buyer (the "Buyer"), which had been newly formed to acquire WCMM, is in the business of managing medical practices and providing related consultative services, and entered into agreements to manage the Alliances. The Company also received a five-year option to acquire the Buyer, which option was canceled in 1996. The note receivable bears interest at a rate equal to prime plus 2% (10.5% at December 31, 1997), with interest payable monthly through July 31, 2000. The Buyer has paid only interest through January 1996.

The Company has also advanced $3.4 million to the Buyer ($.6 million in 1997, $2.1 million in 1996 and $.7 million in 1995) for operating expenses and unpaid interest, which obligations are documented by notes of $215,000 and $2.1 million and interest receivable of $1.1 million. The note for $215,000, which is dated February 26, 1996, bears interest at a rate equal to prime plus 2% (10.5% at December 31, 1997) and was due December 31, 1996. No payments of principal have been made on this note, nor payments of interest beyond May 1996.

In February 1997, the Buyer executed the promissory note for $2.1 million, bearing interest at the rate of prime plus 2% (10.5% at December 31, 1997), with repayment of the principal over 36 months, starting upon the occurrence of certain events explained below (no interest has been paid on this obligation). Subsequently, in February 1997, the Buyer entered into an Option Agreement with a potential investor (the "Investor"), whereby the Investor loaned the Buyer $4,000,000 and received an option to merge with the Buyer, exercisable through June 30, 1998. Concurrently, WellCare entered into an agreement with the Buyer whereby WellCare agreed to forbear on the collection of principal and interest on the note for $5.1 million, and on the collection of principal of the $2.1 million note, in exchange for the right to convert the $5.1 million note into 43% of the Common Stock of the company resulting from the merger of the Investor and the Buyer. If the Investor merges with the Buyer, the $2.1 million note would be payable immediately, and the Company would have a 43% equity interest in the company resulting from the merger of the Investor and the Buyer. At the earlier of the Buyer relinquishing its option to merge, (which would include expiration of the option), or March 14, 1999, the forbearance will be rescinded and the original payment terms of the $5.1 million note reinstated. The Buyer would be obligated to continue paying monthly interest on the $2.1 million note, with principal payments over a thirty-six month period to commence upon recession of the forbearance. The Buyer has not made any of the interest payments due under the $2.1 million note. The notes are subordinated to the Investor's security interest.

In view of the Buyer's operating losses and advances to the Alliances, the Company had obtained from certain of the Buyer's equity holders personal guarantees of the original note and pledges of collateral to secure these guarantees. In April 1997, the Company's Board of Directors agreed to release these guarantees and related collateral pledged by the guarantors to secure the guarantees in exchange for the Buyer's stock options that such guarantors originally received from the Buyer and a release from the guarantors for any potential claims against WellCare associated with the transactions. In view of the Buyer's financial condition and difficulties inherent in the collection of personal guarantees and realization of collateral, and the Buyer's default on the payments of the notes, the Company had fully reserved in 1995 the original $5.1 million note receivable, plus the $.7 million advanced in 1995. In 1996, the Company established an additional net reserve of $1.9 million for the $215,000 note, interest accrued on the notes, and advances receivable, net of the deferred gain of $144,000 on the original sale. In 1997, the Company established a reserve of $.8 million for 1997 accrued interest not paid by the Buyer and for advances made in 1997.

5.  SHORT-TERM INVESTMENTS

The value of short-term investments is as follows:

                                                                                Gross
                                                                       --------------------

                                                                       Unrealized Unrealized   Market
                                                              Cost       Gains      Losses      Value
                                                            --------   ---------- ----------  ---------
At December 31, 1997:

Fixed income securities - States and municipalities ....... $101,587   $     --   $   (813)   $100,774
Equity securities .........................................    1,449      1,073         --       2,522
                                                            --------   --------   --------    --------
TOTAL ..................................................... $103,036   $  1,073   $   (813)   $103,296
                                                            ========   ========   ========    ========

At December 31, 1996:

Fixed income securities - States and municipalities ....... $928,011   $  3,500   $(18,345)   $913,166
Equity securities .........................................    1,858      4,399         --       6,257
                                                            --------   --------   --------    --------
TOTAL ..................................................... $929,869   $  7,899   $(18,345)   $919,423
                                                            ========   ========   ========    ========

The contractual maturities of fixed income securities at December 31, 1997, are as follows:
                                                         Market
                                               Cost       Value
                                             ---------  --------

Due in one year or less ...................  $101,587   $100,774
Due after one year through five years .....        --         --
                                             --------   --------
Fixed income securities ...................  $101,587   $100,774
                                             ========   ========

6.  OTHER RECEIVABLES

Other receivables at December 31, 1997 and 1996 (in thousands) consist of the following:

                                          1997     1996
                                         ------   ------
Current portion of:
  Contributions receivable - WCU ....... $  640   $1,348
  Receivable from third-party insurers .    112      171
  Reinsurance receivable ...............  2,687    1,155
  New York State Pools receivable ......    377    1,020
  Pharmacy rebate receivable ...........    524    1,005
  Other                                     533      175
                                         ------   ------
TOTAL .................................. $4,873   $4,874
                                         ======   ======

7.  PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1997 and 1996 (in thousands) consists of the following:

                                                   1997       1996
                                                 -------    -------

Land ..........................................  $   888   $   888
Land improvements .............................      448       439
Buildings and building improvements ...........    9,189     9,119
Leasehold improvements ........................      434       434
Computer equipment ............................    5,118     4,942
Furniture, fixtures and equipment .............    1,545     1,490
Construction in progress ......................       --       106
                                                 -------   -------
                                                  17,622    17,418
Less accumulated depreciation and amortization     6,528     5,157
                                                 -------   -------
TOTAL .........................................  $11,094   $12,261
                                                 =======   =======

Included in computer equipment and furniture, fixtures and equipment is equipment financed through capital leases aggregating approximately $2,574 at December 31, 1997 and 1996, respectively. Accumulated amortization relating to assets financed through capital leases was approximately $2,016 and $1,705 at December 31, 1997 and 1996, respectively.

8.  NOTES RECEIVABLE

Notes receivable of approximately $1,370,000 and 1,337,000 at December 31, 1997 and 1996, respectively represent advances made to six medical practices to enhance WCNY's provider network. The notes are collateralized by first liens on all cash, accounts receivable, inventory, and all office and medical equipment owned by each of the practices. The notes require monthly principal and interest payments, at a rate of 7.5% per annum and mature on January 1, 2001. No payments have been received since March 1997.
A reserve of $624,000 was established in 1997 for unpaid principal and interest. The owner of the medical practices is currently negotiating the sale of the practices, and proceeds from such sales will be used to repay the notes.

9.  OTHER NON-CURRENT ASSETS

Other non-current assets at December 31, 1997 and 1996 (in thousands) consist of the following:

                                                 1997     1996
                                               -------   ------
Long term portion of:

  Deferred taxes - net ........................ $1,514   $1,509
  Accounts receivable .........................    225      755
  Receivables from third-party insurers .......    449      606
  Contributions receivable - WCU ..............     --      574
Capitalized costs incurred in connection with
  placement of subordinated convertible note ..    743      821
Deposits and others ...........................    371      484
                                                ------   ------
TOTAL ......................................... $3,302   $4,749
                                                ======   ======

10. LIABILITY FOR MEDICAL COSTS PAYABLE

Activity in the medical costs payable liability is summarized as follows:

                                                             DECEMBER 31,
                                                       ------------------------
                                                          1997         1996
                                                       ---------    ---------
                                                           (in thousands)

Balance, beginning of year ........................    $  15,965    $  14,030

Incurred related to:
  Current year ....................................      122,367      135,366
  Prior years .....................................        3,884          591
                                                       ---------    ---------
Total incurred ....................................      126,251      135,957
                                                       ---------    ---------

Paid related to:
  Current year ....................................      106,704      120,212
  Prior years .....................................       17,820       13,810
                                                       ---------    ---------
Total paid ........................................      124,524      134,022
                                                       ---------    ---------

Total incurred less total paid and beginning balance      17,692       15,965
Less: incurred related to NYS Demographic Pools (1)       (1,493)          --
                                                       ---------    ---------

Balance, end of year ..............................    $  16,199    $  15,965
                                                       =========    =========
-----------------------------
(1) This activity has not been included in medical costs payable.

The liability for accrued medical costs payable includes management's estimate of amounts required to settle known claims, claims which are in the process of adjudication and claims incurred but not reported ("IBNR.")

In 1997 and 1996, the Company experienced overall unfavorable development on claims reserves established as of the previous year-end because of the following:

The 1997 medical expenses include a $2.5 million charge for adverse development relating to 1996 medical claims and a $1.7 million charge for the estimated liability related to NYSID's audit of the 1993-1995 demographic pool and the 1996 demographic pool (see Note 2a) and a $435 credit relating to the 1994 restatement (see Note 2b).

The 1996 medical expenses included the recording, as instructed by NYSID, of medical expense of (i) approximately $3.7 million relating to unpaid inpatient hospital claims and (ii) approximately $2.9 million relating to unpaid claims for the period prior to October 1994. Both of these charges represent obligations which had previously been assumed by the Alliances and for which the Company had no contractual obligation to pay (see Note 19).

The 1996 medical expenses were reduced as a result of a prior period restatements in the amount of $2,423 (See Note 2b).

11. LONG-TERM DEBT

Long-term debt consists of the following:

                                                                          1997                    1996
                                                                      ------------            ------------
                                                                                 (in thousands)
Subordinated Convertible Note The 1818 Fund II, L.P.;
   principal due December 31, 2002; interest at 8% per annum,
   payable quarterly (see Note 12) .................................. $   20,000              $   20,000

Mortgage Payable - Key Bank of New York; $4,610,000;
   interest at LIBOR plus 175 basis points (8.5% at December 31,
   1997) with a balloon payment of $3,562,488 due January 1, 2000.
   Secured by real estate, buildings, fixtures and assignment of
   all leases. ......................................................      4,060                   4,272

Mortgage Payable - Key Bank of New York; first mortgage of
   $862,500; interest at base rate (8.5%) at December 31, 1997);
   monthly with a balloon payment of $642,250 due March 1, 2000.
   Secured by property located in Saugerties. .......................        748                     794

Mortgage Payable - First Hudson Valley; first mortgage of $820,000;
   interest at 7.25% with a balloon payment of $727,000 due
   February 1, 1999 .................................................        755                     777

Mortgage Payable - First Hudson Valley; first mortgage of $335,000;
   interest at prime rate (8.5% at December 31, 1997) with a balloon
   payment of $264,525 due March 1, 2001. ...........................        314                     326

Note Payable - Lincoln National  Administrative  Services  Corporation;
   payable monthly  with  interest  at 6% on the initial $1 million and prime plus 1% on the balance in excess of $1 million  through
   January  1997. A portion of the interest is deferred until
   January 1, 1997.  The amount of deferred  interest is $207,430
   and is included in other current liabilities. ....................         --                      36

Capitalized Lease  Obligations;  due through 2002; monthly payments ranging from $425 to $9,103 with interest ranging from
   6.5% to 21.8%; secured by equipment ..............................        593                     964
                                                                        --------                --------
Total Debt ..........................................................     26,470                  27,169
Less current portion ................................................        618                     702
                                                                        --------                --------
Long-term portion ...................................................   $ 25,852                $ 26,467
                                                                        ========                ========

In November 1996, the Company's line-of-credit with Key Bank (the "Bank") was renegotiated with the aggregate limit reduced from $15 million to $8 million. In addition, the sublimits were reduced for WellCare from $8 million to $3 million, reduced for WCNY from $10 million to $6 million, and a sublimit of $2 million established for WCCT. The Company repaid the $3.1 million outstanding under this line-of-credit in December 1996. At December 31, 1996, the Company was in technical default of certain financial covenants, although no borrowings were outstanding on the line-of-credit. The Bank granted the Company a waiver of these financial covenants for the period ended December 31, 1996 and as of that date.

In January 1997, the Company executed a renegotiated $6.0 million line-of-credit with the Bank, which line was scheduled to expire in May, 1998. There were no borrowings under this line-of-credit and, in May 1997, both parties mutually agreed to terminate the line-of-credit.

Although the Company was current on all its mortgage obligations, in July 1997, the Bank notified the Company that it considered the Company not in compliance with the Target Loan to Value Ratio provided for in two of its mortgages, with outstanding balances of approximately $4.9 million. According to the Bank's calculations, the outstanding Loan Amount exceeded the corresponding Lendable Property Value, as defined, based on appraisals prepared for Key Bank, by approximately $1.7 million. The Bank had requested that the Company either reduce the outstanding obligation, or provide additional collateral for $1.7 million, otherwise the Bank would consider the Company in default of the mortgage notes. A default would require the Company to pay a higher interest rate on the outstanding obligations, among other potential penalties. The Company disagreed with the Bank's valuation methodology and has informed the Bank in writing of this disagreement. The Company continues to classify the debts in accordance with their original terms.

Maturities  of  long-term   debt  (in   thousands),   excluding   capital  lease
obligations, and future minimum lease payments under capital leases as of December 31, 1997, for each of the next five years are as follows:

                                                                  FUTURE
                                                                 MINIMUM
                                              LONG-TERM           LEASE
                                                 DEBT            PAYMENTS
                                              ---------          --------
Year:
----

   1998 ....................................       315               331
   1999 ....................................     1,050               227
   2000 ....................................     4,242                67
   2001 ....................................       270                20
   2002 ....................................    20,000                --
   Thereafter ..............................        --                --
                                              --------           -------

                                                25,877               645
Less amount representing interest ..........        --                52
                                              --------           -------
                                              $ 25,877           $   593
                                              ========           =======

12. SUBORDINATED CONVERTIBLE NOTE

In January 1996, The Company completed a private placement of a subordinated convertible note in the principal amount of $20 million (the "Note"), with The 1818 Fund II, L.P. (the "Fund"), a private equity fund managed by Brown Brothers Harriman & Co. ("BBH & Co"). The Note and underlying terms were amended on February 28, 1997 (the "1997 Amendment") by the Company and the Fund. In January 1998, The Fund agreed to convert $5 million of the Note into Common Stock of the Company, at a conversion price of $4 per share (the "1998 Amendment"). The conversion requires approval by the New York State Department of Health, which the Company anticipates receiving in the near future.

The remaining $15 million principal is payable on December 31, 2002. Interest was initially at the rate of 6% per annum, amended in 1997 to 5.5% per annum, and amended in 1998 to 8% annum, and is payable quarterly, The Note is subordinated to all senior indebtedness.

The Note is subject to certain mandatory redemption at the option of the Fund upon certain changes in control (as defined) of the Company. The redemption price was initially equal to 115% of the principal amount of the Note, amended to 130% by the 1997 Amendment and to 150% by the 1998 Amendment, together with all accrued and unpaid interest. If a change of control occurs within 24 months of a redemption of the Note, the Company may also be required to pay the Fund an amount equal to 30% of the principal amount of the redeemed Note. Under certain conditions, the Note is redeemable at the option of the Company after the fourth anniversary of the date of the Note.

After the 1998 Amendment, The Fund has the right to convert the outstanding principal into shares of Common Stock of the Company at a conversion price of $8 per share, subject to the anti-dilution adjustment. Previously the conversion price was equal to 115% of the average price of the Company's Common Stock through February 28, 1997, subject to adjustments for certain dilutive events, with a floor of $9 per share and a ceiling of $15 per share. Initially, the conversion price was $29 per share. The conversion price granted to the holder of the Note is adjusted, if the Company issues shares of its Common Stock or options, warrants or other rights to acquire shares of Common Stock of the Company at a price per share less than the current market price, or the conversion price at the time.

Pursuant to the terms of the Note, in January 1996, the Company caused one vacancy to be created on its Board of Directors and caused a designee of the Fund, to be appointed to the Board. At such time, the designee's directorship did not have any classification. In addition, under the terms of the Note, at the 1996 Annual Meeting of the Shareholders of the Company, the designee was elected by the shareholders as a Class II Director for a term expiring at the 1998 Annual Meeting of Shareholders.

Under the 1997 Amendment, as of February 28, 1997, the Company caused one vacancy to be created on its Board of Directors and a second designee of the Fund, as a director without classification. The persons elected to the Board who are designated by the Fund are referred to herein as the "Fund Designees."

As part of the 1997 Amendment, the Company agreed to cause two additional directors (the "Outside Directors") to be elected to the Board. Each such person shall (i) be neither an officer, director or employee of the Company or any subsidiary of the Company nor any affiliate of the Company, and (ii) have experience as a director of a public company or other relevant experience. At the 1997 Annual Meeting, shareholders voted to amend the Company's Restated Certificate of Incorporation, eliminating the class of directors and reducing the Board of Directors to seven with all directors serving annual terms.

As part of the 1998 Amendment, the Fund agreed to waive any existing defaults known to it. The Company will also have the right to purchase one half of the shares of the Common Stock and the debt held by the Fund, for $12 million plus accrued interest, if consolidated earnings before taxes are positive for either the second or third quarter of 1998. This right is exercisable after filing the relevant Form 10-Q's, and prior to December 31, 1998

The Company's Consolidated Balance Sheet at December 31, 1997, after giving pro forma effect (unaudited) to reflect the 1998 Amendment as if it had occurred at December 31, 1997, is as follows:

                                                         DECEMBER 31, 1997
                                                  -----------------------------
                                                         (in thousands)

                                                                    (UNAUDITED)
                                                   ACTUAL             PROFORMA
                                                  --------          ----------

Current Assets .................................. $23,418           $23,418
                                                  -------           -------
Total Assets .................................... $52,538           $52,538
                                                  =======           =======

Current Liabilities ............................. $28,533           $28,533
(Deficiency in Assets)/Shareholders' Equity ..... $(1,851)          $ 3,149
                                                  -------           -------
Total Liabilities and Shareholders' Equity ...... $52,538           $52,538
                                                  =======           =======

13. INCOME TAXES

The (benefit)/provision for income taxes (in thousands) consists of the following:

                                        YEAR ENDED DECEMBER 31,
                                    -----------------------------
                                      1997       1996       1995
                                    -------    -------    -------
Current:
  Federal ........................  $    --    $(6,388)   $ 2,180
  State ..........................       --         62        724
                                    -------    -------    -------
                                    $    --    $(6,326)   $ 2,904
                                    =======    =======    =======

Deferred:
  Federal ........................  $    --    $  (351)   $(1,342)
  State ..........................       --     (1,361)      (446)
                                    -------    -------    -------

                                    $    --    $(1,712)   $(1,788)
                                    =======    =======    =======

A reconciliation of the Federal statutory rate to the Company's effective income tax rate is as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                --------------------------------
                                                  1997        1996        1995
                                                --------    --------    --------

Federal statutory rate ........................     34.0%       34.0%      34.0%
State income taxes - Net of federal benefit ...      6.4         6.6        6.0
                                                --------    --------    -------
Effective rate ................................     40.4%       40.6%      40.0%
                                                ========    ========    =======

At December 31, 1996, the Company recorded a deferred tax asset of approximately $5.4 million giving recognition to the tax benefit of reversing temporary differences and state net operation loss carryovers ("NOL"). No valuation allowance was established for the deferred tax asset since realization was determined by management to be more likely than not based upon the Company's internal budget. The amounts of these NOLS, related to state tax benefits, are approximately $897 and $129 for New York and Connecticut, respectively. Additionally, the maximum utilization period for these NOLS is fifteen (15) and five (5) years for New York and Connecticut, respectively.

Continuing operating losses during 1997 resulted in additional deferred tax benefits of approximately $7.8 million. The ability to realize the tax benefits associated with these losses is dependent upon the Company's ability to generate future taxable income from operations and/or to effectuate successful tax planning strategies. Although management believes that profitable operations will be achieved in 1998, the Company has provided a 100% valuation allowance with respect to these additional deferred tax assets in view of their size and length of the expected recoupment period. Management will continue to closely monitor the need for future adjustments to this valuation allowance.

The Company has also engaged Bear, Stearns Co. Inc., to review available strategic alternatives. The successful completion of a transaction could be a source of future taxable income. The Company also is a party to other pending transactions whose successful completion would generate taxable income in 1998. The realization of the tax benefits would be achieved upon the completion of any of these transactions.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's deferred tax balance as of December 31, 1997 and 1996 are as follows:

                                                                DECEMBER 31,
                                                           --------------------
                                                             1997        1996
                                                           --------    --------
                                                              (in thousands)
Deferred tax assets:
   Accounts and other receivables - bad debt reserves ...  $ 5,167     $ 5,579
   Other ................................................       61         177
   Net operating loss carryforward
     Federal ............................................    7,434
     State ..............................................    1,466       1,026
                                                           -------     -------
Total ...................................................   14,128       6,782
                                                           -------     -------

                                                           DECEMBER 31,
                                                   --------------------------
                                                     1997              1996
                                                   --------          --------
                                                         (in thousands)
Deferred tax liabilities:
   Depreciable assets ...........................  $   258           $   259
   Capitalized pre-operational costs ............      588             1,082
                                                   -------           -------
   Total ........................................      846             1,341
                                                   -------           -------
   Net before valuation allowance ...............   13,282             5,441
   Less: valuation allowance ....................   (7,841)               --
                                                   -------           -------
Net deferred tax asset ..........................  $ 5,441           $ 5,441
                                                   =======           =======

Management has not provided a valuation allowance for the 1996 deferred tax assets in the belief that it is more likely than not that the deferred tax assets will be realized as a result of future taxable income from operations through reductions in the cost of medical services, improved medical utilization controls, reductions in administrative expenses, increases in enrollment and/or the successful implementation of tax strategies.

The Company's effective tax rate during 1997, 1996 and 1995 was 40.4%, 40.6% and 40.0%, respectively. The fluctuation in the effective rate is primarily attributable to the amount of nondeductible expenses and tax exempt income, and the reduction in 1997 of the New York State tax surcharge.

14. COMMON STOCK

The Class A Common Stock and the Common Stock are identical in all respects except for voting rights, conversion rights and the non-transferability of the Class A Common Stock. Holders of Class A Common Stock are entitled to ten (10) votes per share and holders of Common Stock to one (1) vote per share. Class A Common Stock is not transferable and must be converted to Common Stock to be sold. Holders of Class A Common Stock may, at their option, convert their shares to Common Stock on a share-for-share basis.

In January 1998, The Fund agreed to convert $5 million of the Company's Note into 1,250,000 shares of the Company's Common Stock (see Note 12).

The Company has 1,000,000 shares of preferred stock authorized, no shares issued.

An aggregate of 900,000 shares of Common Stock are reserved under the Company's 1993 Incentive and Non-Incentive Stock Option Plan (the "Plan"). In addition, an aggregate of 650,000 shares of Common Stock are reserved under the Company's 1996 Non-Incentive Executive Stock Option Plan.

Earnings/(loss) per share calculations are based on the weighted average number of shares outstanding for the year, giving effect to all outstanding options.
(Loss) per share for the years ended 1997 and 1996 did not give effect to outstanding options because the effect would have been anti-dilutive. The weighted average number of common and common equivalent shares outstanding for the years ended 1997, 1996 and 1995 were 8,229 shares, 7,014 shares and 6,396 shares, respectively.

15. STOCK OPTIONS

During 1997, 1996 and 1995, the Company granted stock options to certain individuals to purchase Common Stock at the fair market value of the stock on the date of the grant. Following is a summary of the transactions:

                                                  SHARES UNDER OPTION
                                       ----------------------------------------
                                          1997            1996           1995
                                       --------         --------       --------
Outstanding, beginning of year ...      556,455          388,012        335,785
Exercised during the year ........           --          (20,398)       (37,408)
Terminated during the year .......     (106,368)        (148,159)       (25,213)
Granted during the year ..........      200,092          337,000        114,848
                                       --------         --------       --------
Outstanding, end of year .........      650,179          556,455        388,012
                                       ========         ========       ========
Eligible, end of year, for
 exercise currently ..............     338,921          175,938         91,778
                                       ========         ========       ========
Option price per share ........... $3.01-$24.50     $7.22-$24.50  $11.75-$17.25

In December 1997, the Company amended the exercise price on the 200,000 options previously granted to the President in 1996, from $10.125 to $3.01 per share. In September 1997, the Company granted the President options for 30,000 shares, at an exercise price of $15.00 per share. In February 1998, the Company amended the exercise price for the 30,000 options to $4.51 per share, and granted additional options for 100,000 shares, at an exercise price of $5.02 per share.

In December 1996, the Company created the 1996 Non-Incentive Executive Stock Option Plan (the "NIE Plan") to acknowledge exceptional services to the Company by senior executives and to provide an added incentive for such senior executives to continue to provide such services and to promote the best interests of the Company. An aggregate of 650,000 shares of the Company's Common Stock, par value $0.01 per share ("Common Stock"), are reserved under to this plan with options to purchase granted to any one senior executive limited to 600,000 shares or less. All options have a term of five years from the date of grant but shall terminate, lapse and expire at such earlier time or times as provided in the Option Agreement governing such option. Options granted are not subject to review and are conclusive, although in no event shall such purchase price be less than the fair market value (as defined in the Agreement). The following is a summary of the transactions under the NIE Plan:

Non-incentive Executive Stock Option Plan:
                                                    1997           1996
                                                  --------       --------
Outstanding, beginning of year .............      600,000             --
Exercised during the year ..................           --             --
Terminated during the year .................           --             --
Granted during the year ....................           --        600,000
                                                  --------       --------
Outstanding, end of year ...................      600.000        600,000
                                                  ========       ========
Eligible, end of year, for
  exercise currently .......................      198,000              --
                                                  ========       ========
Option price per share .....................   $4.00-$6.25  $10.00-$15.00


In December 1997, the Company amended the exercise prices on the 600,000 options, granted in 1996, to the Chairman of the Board.

The Company has adopted  the  disclosure-only  provisions  of SFAS 123 (See Note
1o). Accordingly, no compensation cost has been recognized for grants of stock options. Had compensation cost for grants made under the Company's two stock option plans been determined based on the fair market value at the grant dates in a manner consistent with the provisions of SFAS 123, the Company's net
(loss)/earnings and net (loss)/earnings per share for the years ended December 31, 1997, 1996 and 1995 would have been adjusted to the pro forma amounts below:

                                              YEAR ENDED DECEMBER 31,
                                   --------------------------------------------
                                      1997             1996              1995
                                   ---------         ---------         ---------
                                      (in thousands, except per share amounts)
Net (loss):
  As reported ..................   $(22,142)         $(11,782)         $ 1,673
  Pro forma ....................   $(23,840)         $(12,587)         $ 1,440
Net (loss)/ earnings per share:
  As reported ..................   $  (3.52)         $  (1.87)         $  0.27
  Pro forma ....................   $  (3.78)         $  (2.00)         $  0.23

The  fair  value  of  options  at the  date of grant  was  estimated  using  the
Black-Scholes   option-pricing   model  with  the   following   weighted-average
assumptions:

                                              YEAR ENDED DECEMBER 31,
                                   --------------------------------------------
                                      1997             1996              1995
                                   ---------         ---------         ---------
Dividend yield .................        0.0%              0.0%             0.0%
Expected volatility ............       70.3%             47.0%            47.0%
Risk-free interest rate(per annum)      6.2%              6.2%             6.4%
Expected lives (in years) ......        3.1               4.3              3.9

In connection with their employment contracts, the Company's former President and its former Chief Financial Officer were granted 15,000 and 5,000 phantom shares, respectively, payable in cash only. These phantom shares vest, subject to the executive's continued employment with the Company, 25% per year on December 31st of each year, commencing December 31, 1994, and are payable in January 1998 in an amount equal to the product of the number of phantom shares vested in the executive, and the difference between the closing sales prices of the Company's Common Stock as reported by The Nasdaq Stock Market (National Market) at various points in time, as specified in their employment contracts. Through December 31, 1997, no expenses have been accrued.

16. RETIREMENT SAVINGS PLAN

The Company sponsors a retirement plan designed to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees over age twenty-one (21) who have been employed by the Company for at least one year with one thousand (1,000) hours of service are eligible to participate in the plan. Employees may contribute to the plan on a tax deferred basis generally up to 18% of their total annual salary, but in no event more than $9,500 in 1997. Under the plan, the Company makes matching contributions at the rate of 50% of the amount contributed by the employees up to a maximum of 2% of the employee's total annual compensation.

The employer contributions vest to the employee after five (5) years of an employee's service with the Company. At December 31, 1997, 93 employees were enrolled in the plan. The Company intends to contribute approximately $63,000 for 1997, and has contributed $85,000 and $86,000 for 1996 and 1995, respectively.

17. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of investments in short-term investments in obligations of certain state and municipal entities and premiums receivable. Short-term investments are managed by professional investment managers within the guidelines established by the Board of Directors, which, as a matter of policy, limit the amounts which may be invested in any one issuer. Concentrations of credit risk with respect to premiums receivable are limited due to the large number of employer groups comprising the Company's customer base. As of December 31, 1997, management believes that the Company has no significant concentrations of credit risk.

18. COMMITMENTS AND CONTINGENCIES

a. In October 1994, WCNY changed its capitation arrangements with the majority of its providers from capitating primary care physicians with attendant risk-sharing to capitating the Alliances comprised of the specialists and previously-capitated primary care physicians. The Alliances have operated at an accumulated deficit since inception but have instituted measures designed to reduce this deficit and achieve profitability. The Alliance could request additional funding from the Company beyond the contractual increases described in Note 1a, which management does not believe should be required and, if requested by the Alliances, does not intend to provide. As described in Note 4, in 1997, the Alliances received a $4.0 million cash infusion from an unrelated third-party.

In an effort to improve profitability of the Company and the Alliances, effective September 1996, WCNY entered into a letter of understanding with the Alliances to restructure the capitation arrangements. WCNY reassumed risk for certain previously capitated services, with a corresponding reduction in rates. WCNY capitated the Alliances for all physician services, both primary care and specialty services, on a PMPM basis for each HMO member associated with an Alliance except for physician services for certain diagnostics and mental health, which are capitated through regional integrated delivery systems. Management of the Alliances and WCNY believe that the these measures will enable the Alliances to maintain their operations and reduce their accumulated deficits.

b. Between April and June 1996, the Company, its former President and Chief Executive Officer, and its former Vice President of Finance and Chief Financial Officer were named as defendants in twelve separate actions filed in Federal Court (the "Securities Litigations"). An additional three directors were also named in one of these actions. Plaintiffs sought to recover damages allegedly caused by the Company's defendants' violations of federal securities laws with regard to the preparation and dissemination to the investing public of false and misleading information concerning the Company's financial condition.

In July 1996, the Securities Litigations were consolidated in the United States District Court for the Northern District of New York, and an amended consolidating complaint (the "Complaint") was served in August 1996. The Complaint did not name the three additional directors. The Company's auditor, however, was named as an additional defendant. In October 1996, the Company filed a motion to dismiss the consolidated amended complaint against the Company as well as the individual defendants. The Company's auditor likewise filed its own motion to dismiss. By Memorandum Decision and Order (the "Order"), entered in April 1997, the court (i) granted the auditor's motion to dismiss and ordered that the claims against the auditors be dismissed with prejudice; and (ii) denied the motion to dismiss brought by the individual defendants. Because the Order did not specifically address the Company's motion to dismiss, in May 1997, the Company moved for reconsideration of its motion to dismiss and dismissal of all claims asserted against it. On reconsideration, the judge clarified his previous ruling expanding it to include a denial of the Company's motion as well. Following the Court's decision, the Company filed its answer and defense to the Complaint. In September 1997, the plaintiff's class was certified and the parties are currently actively engaged in the discovery process of the litigation.

Although management is unable to predict the likelihood of success on the merits of the consolidated class action, it has instructed its counsel to vigorously defend its interests. To date, the Company has indemnified both former officers who are defendants for costs incurred in defending the Securities Litigations. The Company has insurance in effect which may, at least in part, offset any costs to be incurred in these litigations.

c. The Company and certain of its subsidiaries, including WellCare of New York, Inc. have responded to subpoenas issued in April and August 1997 from the United States District Court for the Northern District of New York through the office of the United States Attorney for that District. These subpoenas sought the production of various documents concerning financial and accounting systems, corporate records, press releases and other external communications. While the United States Attorney has not disclosed the purpose of its inquiry, the Company has reason to believe that neither its current management nor its current directors are subjects or targets of the investigation. The Company has, however, informed the government that it will continue to cooperate fully in any way that it can in connection with the ongoing investigation.

d. On July 31, 1996 and October 3, 1996 the Securities and Exchange Commission issued subpoenas to the Company for the production of various financial and medical claims information. The Company fully complied with both of these subpoenas on August 21, 1996 and October 31, 1996.

e. Other - The Company is involved in litigation and claims which are considered normal to the Company's business. In the opinion of management, the amount of loss that might be sustained, if any, would not have a material effect on the Company's consolidated financial statements.

f. Leases - Future minimum rental payments (in thousands) required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1997, are approximately as follows:

           YEAR                              AMOUNT
         --------                           --------

           1998                             $ 1,416
           1999                               1,205
           2000                               1,060
           2001                                 489
           2002                                 288
           Thereafter                         1,215
                                            -------
           TOTAL                            $ 5,673
                                            =======

19. STATUTORY REQUIREMENTS AND DIVIDEND RESTRICTIONS

The New York State Department of Health requires that WCNY maintain cash balances equal to the greater of five percent (5%) of expected annual medical costs or $100,000. At December 31, 1997 and 1996, WCNY had required cash reserves of approximately $5.8 and $6.7 million, respectively, included in Other Assets. Additionally, WCNY is required to maintain a statutory reserve for the protection of subscribers in the event WCNY is unable to meet its obligations. The reserve must be increased annually by an amount equal to at least one percent (1%) of the premiums earned limited, in total, to a maximum of five percent (5%) of premiums earned for the most recent calendar year. At December 31, 1997 and 1996, WCNY had a required statutory reserve of approximately $6.7 and $5.9 million respectively.

WCCT is subject to similar regulatory requirements with respect to its HMO operations in Connecticut.

As a holding company, WellCare's ability to declare and pay dividends is dependent upon cash distributions from its subsidiaries which, with respect to WCNY, are limited by state regulations. Although such regulations do not specifically restrict WCNY from paying dividends, they require WCNY to be financially sound as determined by the New York State Departments of Health and Insurance, and thereby may preclude WCNY from paying dividends. Any transaction that involves five percent (5%) or more of WCNY's assets requires notice to the Commissioner and Superintendent of the Departments of Health and Insurance, respectively, and any transaction that involves ten percent (10%) or more of WCNY's assets requires prior approval. Any decision to pay dividends in the future will be made by WellCare's Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition and such other factors as the Board of Directors may deem relevant.

In January 1997, WCNY received the final report on its biennial statutory examination for the years ended December 31, 1994 and 1995 from NYSID. In 1996, during the course of the audit, the Company had recorded two non-recurring medical charges (See Note 2d) based on the interim findings and instructions of NYSID. Additionally, the examiners determined that WCNY was not in compliance with all pertinent New York State regulation sections relating to WCNY's underwriting and rating procedures and referred the matter to NYSID's Office of General Counsel for disciplinary action. In December 1997, WCNY entered into a Stipulation Agreement whereby it agreed to pay a penalty of $91,000 and to correct past violations. An additional penalty of $66,000 may be assessed if NYSID subsequently determines that WCNY has not made a good faith effort to recoup undercharges from incorrectly rated groups.

As a result of the examination, WCNY's statutory net worth was impaired by approximately $1.1 million. In March 1996, the Company made a capital contribution of $3 million to WCNY, and in October 1996, the Company loaned WCNY $3 million under the provisions of Section 1307 of the New York State Insurance Law. Under Section 1307, the principal and interest are treated as equity capital for regulatory purposes and are repayable out of the free and divisible surplus, subject to the prior approval of the Superintendent of Insurance of the State of New York. These two cash infusions offset the examination's adjustment to WCNY's net worth.

New York State certified HMOs are required to maintain a cash reserve equal to the greater of 5% of expected annual medical costs or $100,000. Additionally, except as described in the following paragraph, WCNY is required to maintain a contingent reserve which must be increased annually by an amount equal to at least 1% of statutory premiums earned limited, in total, to a maximum of 5% of statutory premiums earned for the most recent calendar year and which may be offset by the cash reserve. The cash reserve is calculated at December 31 of each year and is maintained throughout the following calendar year. At December 31, 1997, WellCare had required cash reserves of $5.8 million and a contingent reserve of $6.7 million. In the event the contingent reserve exceeds the required cash reserve, the excess of the contingent reserve over the required cash reserve is required to be maintained.

Notwithstanding the above, NYSID has the authority to allow an HMO to maintain a net worth of 50% to 100% of the contingent reserve. WCNY executed a Section 1307 loan in March 1998, which has brought WCNY's December 31, 1997, statutory net worth above the permitted 50% contingent reserve requirement. WCNY has been operating within the 50-100% discretionary contingent reserve requirement during 1997 with the full knowledge of NYSID. In June 1997 and November 1997, the Company loaned $3.1 and $1.3 million, respectively, to WCNY under the provisions of Section 1307. Management has had ongoing discussions and meetings with NYSID and has updated NYSID of the Company's plans to obtain additional funds during 1998, which the Company's Board has authorized to be contributed to WCNY's capital. Management expects that WCNY's 1998 budgeted return to profitability, together with the capital contribution and additional Section 1307 loans, if required, will fully fund the contingent reserve requirement in 1998.

In June and November 1997, the Company made capital contributions of $350,000 and $425,000 to WCCT to bring its statutory net worth to the required $1 million. The Company, on March 2, 1998, made an additional capital contribution of $368,000 to WCCT to bring its statutory net worth above the $1 million requirement.

20. SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for:
                                     1997              1996              1995
                                  ----------        ----------        ----------
                                                 (in thousands)

Income taxes ................     $     --          $  1,792          $  5,140
Interest ....................     $  1,507          $  1,951          $  1,387

During 1997, 1996 and 1995, WellCare entered into capital leases for equipment in the amounts of approximately $0, $176,000 and $605,000, respectively.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, short-term investments, due from affiliates net, advances to participating providers, other receivables - net, restricted cash, other non-current assets - net, due from affiliates, accounts payable and accrued expenses, approximate their fair values.

The fair value of notes receivables consisting primarily of advances to medical practices, is not materially different from the carrying value of financial statement purposes. In making this determination, the Company used interest rates based on an estimate of the credit worthiness of each medical practice.

The Subordinated Convertible Note was issued in a private placement in January 1996, and amended with the holder in February 1997, and January 1998 (see Note
12). There is no public market for this instrument or other debt of the Company and management believes it is not practicable to estimate its fair value at this time. The carrying amount of other long-term debt, the majority of which bears interest of floating rates, are assumed to approximate their fair value.

22. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Selected unaudited data reflecting the Company's consolidated results of operations for each of the last eight quarters are shown in the following table (in thousands, except per share amounts):

                                                       1997
                                    -------------------------------------------
                                       1ST         2ND        3RD         4TH
                                    --------    --------    --------   --------

Total revenue ....................  $ 34,278    $ 36,976   $ 35,537    $ 37,078

Total expenses ...................    47,280      36,871     39,959      41,901

Income/(loss) from operations ....   (13,002)        105     (4,422)     (4,823)

Net income/(loss) ................   (13,002)        105     (4,422)     (4,823)

Net income/(loss) per share ......     (2.06)        .01      (0.70)      (0.77)

                                                       1996
                                    -------------------------------------------
                                       1ST         2ND        3RD         4TH
                                    --------    --------    --------   --------

Total revenue ....................  $ 41,567    $ 41,193    $ 39,587   $ 38,904

Total expenses ...................    41,521      46,082(1)   50,622(2)  42,846

Income/(loss) from operations ....        46      (4,889)    (11,035)    (3,942)

Net income/(loss) ................        28      (2,934)     (6,621)    (2,255)

Net income/(loss) per share ......      0.00       (0.47)      (1.05)     (0.35)


The sum of the above quarterly amounts may not equal reported year to date amounts due to rounding.
-----------------------------
(1) Includes a one-time $3.7 million charge for the cost of hospital inpatient care for members, as assumed by the Company based on instruction from NYSID (see Note 2d).
(2) Includes a one-time $2.9 million charge to medical expenses for medical claims prior to October 1, 1994, which had previously been assumed by the Alliances, as per instructions from NYSID (see Note 2d).


42


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

BOARD OF DIRECTORS                         TRANSFER AGENT AND REGISTRAR
                                           American Stock Transfer & Trust Company
ROBERT W. MOREY, JR., Chairman             40 Wall Street, 46th Floor, New York, NY 10005
The WellCare Management Group, Inc.        Attn.: Shareholder Relations  (718) 921-8210

CHARLES E. CREW, JR., Director             FORM 10-K REPORT
Vice President and General Manager         Shareholders may receive, without charge, a copy of The
GE Plastics - Americas                     WellCare Management Group, Inc., 10-K Annual Report
General Electric Company                   submitted to the Securities and Exchange Commission
                                           by writing to:
MARK D. DEAN, D.D.S., Vice Chairman        Investor Relations, The WellCare Management Group, Inc.
Dentist in Private Practice                Park West/Hurley Avenue Extension, Kingston, NY 12401

WALTER W. GRIST, Director                  MARKET INFORMATION
Senior Manager                             A Common Stock of The WellCare Management Group, Inc. is traded on
Brown Brothers Harriman & Co.              The Nasdaq Small Cap Stock Market, Inc. under the symbol "WELL", effective October 27, 1997.  Previously, the Common Stock had been
JOHN E. OTT, M.D., Director                listed on the Nasdaq National Market.  The following table sets forth
Executive Vice President                   the closing high and low sale prices for the Common Stock for each
The WellCare Management Group, Inc.        quarter of the last two calendar years.  There is no trading for the
                                           Company's Class A Common Stock.
JOSEPH R. PAPA, Director
President/Chief Executive Officer/COO
The WellCare Management Group, Inc.
                                                                      HIGH      LOW
LAWRENCE C. TUCKER, Director               1996
Partner                                    First Quarter              $29       $15
Brown Brothers Harriman & Co.              Second Quarter              18 3/4     7 3/4
                                           Third Quarter               12 1/4     7 1/2
EXECUTIVE OFFICERS                         Fourth Quarter              11 3/4     7 1/4

ROBERT W. MOREY, JR.                       1997
Chairman                                   First Quarter              $10 5/8   $ 6 1/2
                                           Second Quarter               8 7/8     3 7/8
JOSEPH R. PAPA                             Third Quarter                6 7/8     2 5/8
President/Chief Executive Officer/COO      Fourth Quarter               5 15/16   1 3/8

JOHN E. OTT, M.D.                          On March 5, 1998, there were approxinately 216 and 12 holders of
Executive Vice President                   record of the Company's Common Stock and Class A Common Stock,
                                           which did not include beneficial owners of shares registered in
CRAIG S. DUPONT                            nominee or street name.
Chief Financial Officer
                                           WellCare has not paid cash dividends on its capital stock and does not
MARY LEE CAMPBELL-WISLEY                   anticipate paying any cash dividends on its Common Stock or Class A
Executive Director                         Common Stock in the foreseeable future.

ADELE REITER, ESQ.
Vice President,                            INDEPENDENT PUBLIC ACCOUNTANTS
Legal and Governmental Affairs             Deloitte & Touche, LLP
                                           Two World Financial Center
THOMAS CURTIN                              New York, New York  10281  (212) 436-2000
Vice President of Sales
 and Marketing                             CORPORATE COUNSEL
                                           Epstein Becker & Green, P.C.
                                           250 Park Avenue
                                           New York, New York 10177   (212) 351-4500

[Logo] WellCare (TM)

THE WELLCARE MANAGEMENT GROUP, INC.
CORPORATE HEADQUARTERS
Park West / Hurley Avenue Extension, Kingston, New York 12401 ................. (914) 338-4110

WELLCARE OF NEW YORK, INC.
Park West / Hurley Avenue Extension, Kingston, New York 12401 ................. (914) 338-4110

350 Meadow Avenue, Newburgh, New York 12550 ................................... (914) 566-0700
Executive Woods, 4 Palisades Drive, Albany, New York 12205 .................... (518) 466-0200
660 White Plains Road, Tarrytown, New York 10591 .............................. (914) 460-0060
3209 Vestal Parkway East, Vestal, New York 13850 .............................. (607) 770-1444
WellCare Communications Center, 120 Wood Road, Kingston, New York 12401 ....... (914) 334-4000
WellCare Information Center, 25 Barbarosa Lane, Kingston, New York 12401 ...... (914) 334-4170

WELLCARE OF CONNECTICUT, INC.
127 Washington Avenue, North Haven, Connecticut 06473 ......................... (203) 239-9522